7


05007108

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Industria De Diseno Textil

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5765 FISCAL YEAR 1-31-05

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 4/8/05

FILE N° 82-5185

INDITEX

ARIS 1-31-05

CONSOLIDATED RESULTS FOR FISCAL 2004

1 February 2004 to 31 January 2005

Industria De Diseno Textil, S.A.

- Net Sales for FY2004 reached €5,670 million, 23% higher than in FY2003 (25% higher on a constant currency basis).
- Like-for-like sales for FY2004 grew by 9% compared to the previous year. In the second half 2004 LFL sales rose 10%.
- Gross profit reached €3,034 million, 32% higher. Gross margin is 53.5%.
- EBIT reached €925 million, 48% higher.
- Net Income increased to €628 million (€101 cents per share), 41% higher.
- Proposal of an ordinary dividend of €30 cents per share and a bonus dividend of €18 cents, a total of €48 cents per share.
- Net opening of 322 stores in FY2004. The Group estimates between 300 and 360 net store openings in FY2005.

This document is of a purely informative nature and does not constitute an offer to sell, exchange or buy, or the solicitation of an offer to buy, securities issued by any of the companies mentioned herein.

This document contains forward-looking statements. All statements other than statements of historical fact included herein, including, without limitation, those regarding our financial position, business strategy, management plans and objectives for future operations are forward-looking statements. Any such forward-looking statements are subject to risk and uncertainty and thus could differ materially from actual results.

Some of these risks include, amongst others, ongoing competitive pressure in the sector, consumer tastes and spending trends, economic, political, regulatory and trade conditions in the markets where the Inditex Group is present or in the countries where the Group's products are manufactured or distributed.

The risks and uncertainties that could affect the forward-looking statements are difficult to predict. The company assumes no obligation to publicly revise or update its forward-looking statements in the case of unexpected changes, events or circumstances that could affect them. Given the uncertainties of forward-looking statements, we caution readers not to place undue reliance on these statements.

For a discussion of these and other factors that may affect forward looking statements and the Inditex Group's business, financial conditions and results of operations, see the documents and information communicated by the company to the Comisión Nacional del Mercado de Valores *(the Spanish Securities Commission)*.

The contents of this disclaimer should be taken into account by all persons or entities.

INDITEX

1. Consolidated financial statements

Grupo Inditex

2004 profit & loss account

Millions of euros

	FY 2004	FY 2003	Var % 04/03
Net sales	5,670.4	4,598.9	23%
Cost of sales	(2,636.2)	(2293.0)	
Gross profit	**3,034.2**	**2,306.0**	**32%**
Gross margin	*53.5%*	*50.1%*	
Operating expenses	(1794.5)	(1432.5)	25%
Operating cash flow (EBITDA)	**1,239.7**	**873.5**	**42%**
EBITDA margin	*21.9%*	*19.0%*	
Fixed assets depreciation	(276.4)	(221.2)	
Goodwill amortisation	(12.9)	(9.4)	
Provisions	(25.2)	(15.9)	
Operating income (EBIT)	**925.2**	**627.0**	**48%**
EBIT margin	*16.3%*	*13.6%*	
Net financial results	(22.5)	(7.9)	
Ordinary income	**902.7**	**619.1**	**46%**
Ordinary margin	*15.9%*	*13.5%*	
Extraordinary income (loss)	(16.5)	(5.7)	
Income before taxes	**886.2**	**613.4**	**44%**
EBT margin	*15.6%*	*13.3%*	
Taxes	(248.0)	(164.8)	
Net income before minorities	**638.2**	**448.6**	**42%**
	11.3%	*9.8%*	
Minorities	(10.1)	(2.2)	
Net income	**628.1**	**446.5**	**41%**
Net income margin	*11.1%*	*9.7%*	
Earnings per share, € cents (*)	**101**	**72**	**41%**

(*) On 623,330,400 shares

INDITEX

Grupo Inditex

Consolidated Balance Sheet as of January 31, 2005

Millions of euros

	January 31 2005	January 31 2004
ASSETS		
Net fixed assets (*)	2,507.2	2,118.3
Goodwill	98.5	53.3
Deferred charges	21.5	17.9
Total fixed assets	**2,627.1**	**2,189.4**
Inventories	514.0	486.4
Receivables	282.5	328.9
Cash & cash equivalents	773.3	496.4
Accruals	12.3	9.3
Total current assets	**1,582.0**	**1,320.9**
TOTAL ASSETS	**4,209.2**	**3,510.4**
SHAREHOLDERS' EQUITY & LIABILITIES		
Shareholders' equity	**2,502.7**	**2,105.9**
Minority interest, deferred revenues & provisions	144.0	80.0
Long term financial debt	107.3	156.6
Other long term payables	86.3	75.2
Long term liabilities	**337.6**	**311.7**
Short term financial debt	160.7	81.5
Trade and other non-trade payable	1,208.1	1,011.2
Current liabilities	**1,368.9**	**1,092.7**
TOTAL LIABILITIES	**4,209.2**	**3,510.4**

(*) Includes own shares for € 0.45 million.

Inditex Group

Consolidated Statement of Cash Flows

Millions of euros

	FY 2004	FY 2003	Var % 04/03
Net income	**628.1**	**446.5**	**41%**
Adjustments to income			
Depreciation and amortization	289.3	229.5	
Changes in provisions	48.4	9.5	
Gains on fixed assets disposals	(4.8)	(5.8)	
Losses on fixed assets disposals	7.0	19.7	
Income (loss) attributed to minority interest	10.1	2.2	
Deferred and prepaid tax	5.0	7.4	
Foreign exchange impact	17.8	0.0	
Other	14.4	13.3	
Funds from operations	**1,015.3**	**722.3**	**41%**
Changes in assets and liabilities			
Increase in inventories	(27.5)	(104.0)	
Increase in accounts receivable	68.9	(81.8)	
Increase in accrual accounts	(2.6)	(0.1)	
Decrease in current liabilities	174.0	189.8	
Changes in working capital	**212.9**	**3.9**	
Cash from operations	**1,228.2**	**725.0**	**69%**
Intangible assets investments	(80.9)	(93.7)	
Tangible assets investments	(548.7)	(471.7)	
Acquisitions of businesses	(108.2)	(41.9)	
Addition to other long-term financial investments	(17.7)	(29.4)	
Other assets investments	(5.0)	(8.0)	
Fixed assets sales and retirements	14.2	16.3	
Sale of long-term financial investments	4.6	0.0	
Capital expenditure	**(741.7)**	**(628.4)**	**18%**
Increase in long-term financial debt	0.0	25.8	
Decrease in long-term financial debt	(61.0)	0.0	
Net decrease in other long-term debt	0.4	2.0	
Net increase in current debt	82.4	(63.0)	
Dividends	(220.2)	(89.3)	
Other financing activities	0.5	7.4	
Cash used in financing activities	**(197.9)**	**(117.1)**	**69%**
Net increase in cash and cash equivalents	288.6	(19.6)	
Foreign exchange impact on cash & cash equivalents	(11.7)	0.0	
Cash and cash equivalents at beginning of the year	496.4	516.0	
Cash and cash equivalents at end of the year	**773.3**	**496.4**	

2. Comments on the consolidated results

INDITEX results for FY2004 reflect significant growth in sales and gross margin improvement following a difficult FY2003. All the concepts performed satisfactorily resulting in a recovery of the Group historical financial returns. Gross Margin improved by 337 b.p. to 53.5% of sales, the highest in the Group track record and Operating margins improved by 268 b.p. to 16.3% on sales.

At FYE INDITEX operated 2,244 stores in 56 countries through eight different concepts: Zara, Kiddy's Class, Pull & Bear, Massimo Dutti, Bershka, Stradivarius, Oysho and Zara Home.

2.1. Sales

Net sales reached €5,670.4 million, an increase of 23% (25% on a constant currency basis) over the previous year.

Number of stores and openings

The list of openings and existing stores at FYE is as follows:

	Net openings		Total stores	
Concept	**FY 2004**	**FY 2003**	**31 Jan 2005**	**31 Jan 2004**
ZARA	97	95	723	626
KIDDY'S CLASS	26	44	129	103
PULL & BEAR	21	54	371	350
MASSIMO DUTTI	29	47	326	297
BERSHKA	49	56	302	253
STRADIVARIUS	36	38	227	191
OYSHO	28	4	104	76
ZARA HOME	36	26	62	26
Total	**322**	**364**	**2,244**	**1,922**

A list of quarterly openings and stores opened as at FYE by concept and by country is included in Annexes II and III.

Company-managed stores and franchises

The breakdown of company-managed stores and franchised stores at FYE is the following:

COMPANY-MANAGED AND FRANCHISED STORES

	2004			2003		
Formato	Co. Mag.	Fran-chises	Total	Co. Mag.	Fran-chises	Total
Zara	649	74	**723**	567	59	**626**
Kiddy's Class	129	--	**129**	103	--	**103**
Pull & Bear	333	38	**371**	314	36	**350**
Massimo Dutti	228	98	**326**	199	98	**297**
Bershka	295	7	**302**	247	6	**253**
Stradivarius	183	44	**227**	154	37	**191**
Oysho	102	2	**104**	74	2	**76**
Zara Home	62	--	**62**	26	--	**26**
Total	**1,981**	**263**	**2,244**	**1,684**	**238**	**1,922**

Selling area

The selling area of company-managed stores and franchised stores at FYE is as follows:

SELLING AREA (SqM) IN COMPANY-MANAGED AND FRANCHISED STORES

	TOTAL SELLING AREA			SALES PER SQM (€)		
	31 Jan 2005	31 Jan 2004	Chg % 04/03	FY2004	FY2003	Chg % 04/03
Zara	811,100	686,090	**18%**	5,130	5,192	**-1%**
Kiddy's Class	25,265	20,614	**23%**	5,263	5,926	**-11%**
Pull & Bear	73,774	67,175	**10%**	5,346	4,819	**11%**
Massimo Dutti	74,517	62,060	**20%**	7,921	7,742	**2%**
Bershka	104,916	85,835	**22%**	5,441	5,064	**7%**
Stradivarius	57,301	49,808	**15%**	4,572	3,474	**32%**
Oysho	13,938	10,932	**27%**	5,664	4,371	**30%**
Zara Home	14,259	5,843	**144%**	4,296	n/a	**n/a**
Total	**1,175,070**	**988,357**	**19%**	**5,304**	**5,220**	**2%**

Like-for-like sales (LFL)

Store sales are those that occur in company-managed stores and franchised stores of any of the Group's concepts, net of any consumption tax and converted to euros at the average exchange rates for the fiscal year.

The Group's ***like-for-like sales*** grew by 9% in FY2004. Like-for-like represents the annual change in store sales of any concept of the Group that were opened for the whole of fiscal years 2004 and 2003, converted to a fixed exchange rate.

Below is the increase in like-for-like sales bi-annually for the last six fiscal years:

	LFL sales						
	2004	2003	2002	2001	2000	1999	1998
First Half	8%	7%	12%	9%	13%	6%	13%
Second Half	10%	(2%)	10%	9%	9%	5%	12%
Full Year	9%	1%	11%	9%	9%	5%	11%

The like-for-like calculation includes 57% of the selling area as at FYE2004 (i.e stores opened for the whole of fiscal years 2004 and 2003).

Space contribution, defined as sales growth in constant currency coming from space not included in LFL calculation, was 16% in FY2004.

Sales by concept

Net sales by concept in FY2003 and FY2003 are shown in the table below:

Concept	Net Sales (Million €)			% on total	
	2004	2003	% Chng. 04/03	2004	2003
ZARA	3,819.6	3,219.6	19%	67.4%	70.0%
KIDDY'S CLASS	120.6	89.7	35%	2.1%	1.9%
PULL & BEAR	378.9	287.9	32%	6.7%	6.3%
MASSIMO DUTTI	481.3	388.9	24%	8.5%	8.5%
BERSHKA	516.0	395.0	31%	9.1%	8.6%
STRADIVARIUS	241.9	162.0	49%	4.3%	3.5%
OYSHO	71.7	45.1	0.6	1.3%	1.0%
ZARA HOME	40.4	10.6	2.8	0.7%	0.2%
Total sales	5,670.4	4,598.9	23%	100.0%	100%

Store sales by geographic area

The following graph shows store sales by geographic areas:


2004
RoW
6.7%
Americas
10.5%
Spain
45.5%
Rest of
Europe
37.3%
2003
RoW
7%
Americas
Spain
46%
Rest of
Europe
35%

European markets ex-Spain are absorbing the greatest part of the international growth (180 b.p.). The reduction in the weight of the Americas (120 b.p.) is mainly due to the depreciation of the currencies of the area.

The percentage of international store sales by concept is the following:

	% INTERNATIONAL STORE SALES	
Concept	**2004**	**2003**
ZARA	65.8%	63.5%
KIDDY'S CLASS	12.8%	13.4%
PULL & BEAR	30.2%	31.0%
MASSIMO DUTTI	41.9%	40.9%
BERSHKA	35.7%	33.8%
STRADIVARIUS	15.4%	16.6%
OYSHO	31.5%	35.1%
ZARA HOME	12.7%	8.5%
Total	**54.5%**	**53.9%**

Sales in company-managed and franchised stores

The table below shows the breakdown of sales in company-managed and franchised stores for each of the concepts of the Group:

STORE SALES IN COMPANY-MANAGED AND FRANCHISED STORES				
	2004		2003	
Formato	Company Managed	Franchi-sed	Company Managed	Franchi-sed
Zara	91%	9%	92%	8%
Kiddy's Class	100%	0%	100%	0%
Pull & Bear	91%	9%	91%	9%
Massimo Dutti	68%	32%	65%	35%
Bershka	98%	2%	97%	3%
Stradivarius	82%	18%	80%	20%
Oysho	98%	2%	98%	2%
Zara Home	100%	0%	- -	- -
Total	**90%**	**10%**	**90%**	**10%**

2.2. Gross profit

The gross profit rose to €3,034.2 million, 32% higher than the previous year. The Gross margin improved 337 basis points to reach 53.5% (50.1% in FY2003). This improvement in the gross margin has been driven by:

- price increases in some Latin American countries,
- lower currency impact,
- higher mark-ups,
- better inventory management
- and lower clearance activity versus the previous year

Under current circumstances, Inditex considers 53.5% as its best estimate for the FY2005 gross margin.

2.3. Operating cash flow (EBITDA)

FY2004 EBITDA comes to €1,239.7 million, an increase of 42% compared to the previous year.

Below is a breakdown of Operating expenses over the last two years:

Million euros	FY2004	FY2003	% 03/02
Personnel expenses	**821.4**	678.2	21%
Other operating expenses	**973.1**	754.3	29%
Total operating expenses	**1,794.5**	**1,432.5**	**25%**

At FYE 2004 the number of employees reached 47,046 (39,760 at FYE2003).

Operating expenses include all the start-up costs for new openings and reflect the underlying trend of higher costs involved in new stores, mainly in international markets.

The growth in LFL sales over the year and the above-mentioned improvement in the gross margin drove the EBITDA margin to 21.9% of sales (19.0% in FY2003).

2.4. Operating income (EBIT)

EBIT came to €925.2 million, 48% higher, standing at 16.3% of sales (13.6% in FY2003).

Provisions charged correspond mainly to the Group's estimated write-downs of not fully depreciated assets due to the refurbishment of existing stores.

The growth in goodwill amortization is due to the increase in the stakes in Zara Italy and Zara Japan and the acquisition of the franchised operations of Massimo Dutti in Mexico.

EBIT by concept

The breakdown of the operating income (EBIT) by concept is the following:

Concept	EBIT by concept (Million €)			% EBIT on sales		EBIT by concept on total (%)	
	2004	2003	% Chng. 04/03	2004	2003	2004	2003
ZARA	647.8	476.1	36%	17.0%	14.8%	70.0%	75.9%
KIDDY'S CLASS	21.7	18.0	21%	18.0%	20.0%	2.3%	2.9%
PULL & BEAR	56.2	18.9	198%	14.8%	6.6%	6.1%	3.0%
MASSIMO DUTTI	75.1	60.1	25%	15.6%	15.5%	8.1%	9.6%
BERSHKA	82.5	57.3	44%	16.0%	14.5%	8.9%	9.1%
STRADIVARIUS	38.9	4.4	784%	16.1%	2.7%	4.2%	0.7%
OYSHO	15.6	2.1	633%	21.8%	4.7%	1.7%	0.3%
ZARA HOME	0.3	(0.5)	n/a	0.8%	n/a	0.0%	(0.1%)
Goodwill (*)	(12.9)	(9.4)	n/a	(0.2%)	(0.2%)	(1.4%)	(1.5%)
Total EBIT	**925.2**	**627.0**	**48%**	**16.3%**	**13.6%**	**100.0%**	**100.0%**

(*) Goodwill depretiation is attributable to Stradivarius and Zara

2.5. Ordinary Income

Ordinary income stands at €902.7 million, 46% higher than in FY2003

Net financial results break down as follows:

Millions of euros	FY2004	FY2003
Net financial expenses	(5.1)	(3.4)
Foreign exchange losses	(17.1)	(4.6)
Net losses of companies carried by the equity method	(0.4)	0.1
Total	**(22.5)**	**(7.9)**

Net financial expenses include €2.1 million corresponding to the restatement of financial expenses in high-inflation countries.

Foreign exchange losses are principally due to the weakness of the USD vs. Euro. This situation has produced losses in inter-company accounts and in the liquidation of some hedging operations.

2.6. Income before taxes

Income before taxes came to €886.2 million, 44% higher than a year earlier.

Extraordinary results include €15.8 million in write-offs of fixed assets.

2.7. Net income before minorities and Net Income

Net income before minorities reached €638.2 million, an increase of 42%. The tax rate for the fiscal year is 28% versus 27% in FY2003.

The increase in Minorities is due mainly to the higher net income in manufacturing companies and Stradivarius and the income corresponding to Zara Japan's minorities, as this company is now fully consolidated.

Net income comes to €628.1 million, an increase of 41% over FY2003.

Dividend proposal

Inditex's Board of Directors will propose to the General Shareholders Meeting an ordinary dividend of €187 million (€30 cents per share) and a bonus dividend of €112 million (€18 cents per share), reaching a total dividend of €299 million (€48 cents per share), 37% higher than the previous FY.

Return on Equity (ROE)

The table below shows Inditex Return on Equity, defined as net income on average Shareholder's equity.

RETURN ON EQUITY

Description	2004	2003	2002	2001	2000	1999	1998	1997
Net income	628.1	446.5	438.1	340.4	259.2	204.8	153.1	117.4
Shareholders equity - previous year	2,105.9	1,761.3	1,486.2	1,170.9	893.2	673.4	529.9	414.9
Shareholders equity - current year	2,502.7	2,105.9	1,761.3	1,486.2	1,170.9	893.2	673.4	529.9
Average equity	2,304.3	1,933.6	1,623.7	1,328.5	1,032.0	783.3	601.6	472.4
RETURN ON EQUITY	27%	23%	27%	26%	25%	26%	25%	25%

Return on Capital Employed (ROCE)

The table below shows Inditex Return on Capital Employed, defined as EBIT on average capital employed (Shareholder's equity plus net financial debt).

RETURN ON CAPITAL EMPLOYED								
Description	2004	2003	2002	2001	2000	1999	1998	1997
EBIT	925.2	627.0	659.5	517.5	379.9	296.2	241.5	191.5
Average capital employed								
Average shareholders' equity	2,304.3	1,933.6	1,623.7	1,328.5	1,032.0	783.3	601.6	472.4
Average net financial debt (*)	0.0	0.0	0.0	0.0	100.3	121.5	73.1	72.1
Total average capital employed	2,304.3	1,933.6	1,623.7	1,328.5	1,132.3	904.8	674.7	544.5
RETURN ON CAPITAL EMPLOYED	40%	32%	41%	39%	34%	33%	36%	35%

(*) Zero when net cash

ROCE by concept

The table below shows the Return on Capital Employed by concept:

ROCE BY CONCEPT		
Concept	2004	2003
	ROCE	ROCE
Zara (*)	38%	33%
Kiddy's Class	61%	80%
Pull & Bear	44%	16%
Massimo Dutti	50%	56%
Bershka	52%	46%
Stradivarius (*)	43%	5%
OYSHO	52%	7%
ZARA HOME	2%	--
Total	**40%**	**32%**

(*) Before goodwill amortisation

3. Comments on the balance sheet

INDITEX Consolidated Balance Sheet maintains a similar structure to that it showed at FYE2003, without net financial debt and with a negative working capital position, a consequence of the business model.

Net financial position

The net financial position is shown in the table below:

NET FINANCIAL CASH (DEBT) (Millions of euros)		
Description	January 31 2005	January 31 2004
Cash & cash equivalents	773.3	496.4
Long term financial deposits	0.0	6.5
Long term financial debt	(107.3)	(156.6)
Short term financial debt	(160.7)	(81.5)
Deferred financial expenses	2.9	3.5
NET FINANCIAL CASH (DEBT)	**508.1**	**268.3**

The evolution of the net financial position during the last nine quarters has been the following:


NET FINANCIAL POSITION
MILLION EURO
600
500
400
300
200
100
0
(100)
Q4 02
Q1 03
Q2 03
Q3 03
Q4 03
Q1 04
Q2 04
Q3 04
Q4 04
245.6
143.1
73.5
70.8
268.3
130.3
(8.6)
198.8
508.1

Working capital

The table below shows a breakdown of working capital of the last two fiscal years:

WORKING CAPITAL (Millions of euros)		
Description	**January 31 2005**	**January 31 2004**
Inventories	514.0	486.4
Receivables	282.5	328.9
Accruals	12.3	9.3
Trade and other non-trade payable	(1,208.1)	(1,011.2)
Operating working capital	**(399.3)**	**(186.6)**
Cash & cash equivalents	773.3	496.4
Short term financial debt	(160.7)	(81.5)
Financial working capital	**612.5**	**414.9**
Total working capital	**213.2**	**228.2**

Working capital financing has increased by 114% to €399.3 million (€186.6 million in FY2003). The figure for 2003 was influenced by temporary non-trading elements.

4. Comments on the cash flow statement

The summary of the cash flow statement is the following:

CASH FLOW SUMMARY

	F2004	F2003	%Ch 04/03
Net income	628.1	446.5	41%
Funds from operations	1,015.3	722.3	41%
Changes in working capital	212.9	3.9	
Cash from operations	1,228.2	725.0	69%
Net capital expenditure	(741.7)	(628.4)	18%
Free cash flow	486.5	96.6	404%
Dividends	(220.2)	(89.3)	
Net debt decrease	(266.7)	(15.6)	
Others	0.5	7.4	

Funds from Operations grew by 41% in 2004, reaching €1,015.3 million. Working Capital financing has taken Cash from Operations to €1,228.2 million, 69% higher than in FY2003.

Capital Expenditure for the FY amounted to €741.7 million including amounts to achieve majority stakes in Zara Japan and Zara Italy and to acquire the Massimo Dutti franchised operations in Mexico.

Free cash flow increased by 404% to €486.5 million and a €220.2 million dividend was paid to shareholders.

5. Start of FY2005

During the eight weeks since the beginning of the 2005 Spring-Summer season sales growth is according to the Group's expectations.

The store openings plan for FY2005 is the following:

Concept	FY 2005 Openings forecast			
	Range	% Interna-tional		Total 2004
ZARA	100 - 110	85%		97
KIDDY'S CLASS	20 - 25	10%		26
PULL & BEAR	35 - 45	40%		21
MASSIMO DUTTI	30 - 40	55%		29
BERSHKA	40 - 45	60%		49
STRADIVARIUS	25 - 30	30%		36
OYSHO	20 - 30	40%		28
ZARA HOME	30 - 35	30%		36
Total net openings	300 - 360			322

Approximately 70% of the contracts have been signed but in some cases openings may not take place in FY2005.

The Group expects the volume of international sales to grow more than domestic sales as has been the case in the last fiscal years.

Expected CAPEX in FY2005 is between €700 million and €800 million. The opening of new stores and the refurbishment of existing stores will represent the majority of the CAPEX.

6. Agreements of the Board of Directors

Mr. José Luis Vázquez Mariño has been appointed to the Board of Directors.

7. Release of 2005 results

Inditex expects to release interim results for FY2005 on the following dates:

Interim Three Months 2005: 13 June 2005
Interim Half Year 2005: 21 September 2005
Interim Nine Months 2005: 13 December 2005
Fiscal year 2005: March 2006 (tbc)

For additional information:

Investor Relations
INDITEX.
José Mª Alvarez
+34 981 18 53 64
ir@inditex.com

Annex I
Income statement: quarterly results

	2004				2003				% 04/ 03			
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q
Net Sales	1,203.2	1,202.6	1,555.3	1,709.3	979.4	999.9	1,220.6	1,399.0	23%	20%	27%	22%
Cost of sales	(577.5)	(576.3)	(689.1)	(793.2)	(480.1)	(509.9)	(582.8)	(720.1)	20%	13%	18%	10%
Gross Profit	**625.6**	**626.3**	**866.2**	**916.1**	**499.3**	**490.0**	**637.8**	**678.9**	**25%**	**28%**	**36%**	**35%**
Gross Margin	52.00%	52.08%	55.70%	53.59%	50.98%	49.00%	52.25%	48.53%				
Operating expenses	(401.7)	(420.1)	(470.9)	(501.9)	(319.9)	(333.9)	(372.7)	(406.0)	26%	26%	26%	24%
Operating cash flow (EBITDA)	**223.9**	**206.2**	**395.4**	**414.2**	**179.4**	**156.1**	**265.0**	**272.9**	**25%**	**32%**	**49%**	**52%**
EBITDA margin	18.6%	17.1%	25.4%	24.2%	18.3%	15.6%	21.7%	19.5%				
Fixed assets depreciation	(60.8)	(65.0)	(70.6)	(80.0)	(48.5)	(52.4)	(56.5)	(63.8)	25%	24%	25%	25%
Goodwill amortisation	(2.3)	(3.0)	(4.1)	(3.4)	(2.3)	(2.4)	(2.3)	(2.3)	0%	26%	82%	47%
Provisions	(5.4)	(7.0)	(3.1)	(9.6)	(4.3)	(1.9)	(2.6)	(7.1)	27%	268%	20%	35%
Operating income (EBIT)	**155.3**	**131.2**	**317.5**	**321.2**	**124.3**	**99.4**	**203.6**	**199.7**	**25%**	**32%**	**56%**	**61%**
EBIT margin	12.9%	10.9%	20.4%	18.8%	12.7%	9.9%	16.7%	14.3%				
Net financial expenses	(8.6)	(1.8)	(6.2)	(6.0)	1.2	(3.2)	(3.9)	(2.0)				
Ordinary income	**146.8**	**129.4**	**311.3**	**315.2**	**125.5**	**96.2**	**199.7**	**197.7**	**17%**	**35%**	**56%**	**59%**
Extraordinary income (loss)	(1.5)	(0.4)	(11.6)	(3.0)	(5.0)	(8.0)	(7.0)	14.2				
Income before taxes	**145.2**	**129.0**	**299.7**	**312.2**	**120.5**	**88.2**	**192.8**	**211.9**	**20%**	**46%**	**55%**	**47%**
Taxes	(42.8)	(39.4)	(84.2)	(81.5)	(36.2)	(24.4)	(51.9)	(52.4)				
Net income before minorities	**102.4**	**89.6**	**215.5**	**230.7**	**84.4**	**63.8**	**140.9**	**159.6**	**21%**	**40%**	**53%**	**45%**
Minorities	(3.9)	(0.1)	(6.5)	0.4	(2.3)	0.2	(2.3)	2.3				
Net Income	**98.5**	**89.5**	**209.0**	**231.1**	**82.1**	**64.0**	**138.6**	**161.8**	**20%**	**40%**	**51%**	**43%**
Net income margin	8.2%	7.4%	13.4%	13.5%	8.4%	6.4%	11.4%	11.6%				

Annex II

Summary of net openings and net stores opened by quarter in 2004 and 2003

NUMBER OF NET STORE OPENINGS IN EACH QUARTER										
Concept	1Q 2004	2Q 2004	3Q 2004	4Q 2004	total 2004	1Q 2003	2Q 2003	3Q 2003	4Q 2003	total 2003
ZARA	15	12	42	28	**97**	19	11	32	33	**95**
KIDDYS CLASS	7	6	8	5	**26**	11	6	18	9	**44**
PULL & BEAR	5	0	13	3	**21**	18	8	18	10	**54**
MASSIMO DUTTI	7	3	16	3	**29**	9	8	20	10	**47**
BERSHKA	7	12	15	15	**49**	15	13	11	17	**56**
STRADIVARIUS	8	8	9	11	**36**	8	12	8	10	**38**
OYSHO	4	6	12	6	**28**	(4)	3	0	5	**4**
	8	7	11	10	**36**	0	0	16	10	**26**
Total stores	61	54	126	81	322	76	61	123	104	364

NUMBER OF STORES BY THE END OF EACH QUARTER								
Concept	**1Q 2004**	**2Q 2004**	**3Q 2004**	**4Q 2004**	**1Q 2003**	**2Q 2003**	**3Q 2003**	**4Q 2003**
ZARA	641	653	695	723	550	561	593	626
KIDDYS CLASS	110	116	124	129	70	76	94	103
PULL & BEAR	355	355	368	371	314	322	340	350
MASSIMO DUTTI	304	307	323	326	259	267	287	297
BERSHKA	260	272	287	302	212	225	236	253
STRADIVARIUS	199	207	216	227	161	173	181	191
OYSHO	80	86	98	104	68	71	71	76
ZARA HOME	34	41	52	62	0	0	16	26
Total stores	**1,983**	**2,037**	**2,163**	**2,244**	**1,634**	**1,695**	**1,818**	**1,922**

Annex III

Stores by concept and country as at 31 January 2005

	ZARA	Kiddy's	Pull and Bear	Massimo Dutti	Bershka		oysho	ZARA HOME	INDITEX
SPAIN	241	114	257	202	194	188	71	54	**1,321**
PORTUGAL	40	15	49	39	27	21	11	4	**206**
FRANCE	83			7	11	1			**102**
BELGIUM	17			16	6				**39**
NETHERLANDS	5			1	3			1	**10**
UNITED KINGDOM	33			6	1			1	**41**
GERMANY	33			3					**36**
SWEDEN	2			3					**5**
NORWAY				1					**1**
ANDORRA	1		1	1					**3**
AUSTRIA	6								**6**
DENMARK	4								**4**
LUXEMBOURG	2			1					**3**
ICELAND	1								**1**
IRELAND	2		6						**8**
FINLAND	3								**3**
ITALY	23			2	7		5		**37**
SWITZERLAND	6			3	1				**10**
POLAND	7								**7**
CZECH REPUBLIC	2								**2**
GREECE	30		8	5	11		2	1	**57**
SLOVENIE	2								**2**
SLOVAKIA			1						**1**
MALTA	1		4						**5**
CYPRUS	3		2	1	2	2			**10**
ISRAEL	13		12						**25**
LEBANON	2		1	2	2				**7**
TURKEY	11			1					**12**
KUWAIT	4		3	1		2	1		**11**
UAE	4		3	4	3	2			**16**
SAUDÍ ARABIA	13			5		7	1		**26**
BAHRAIN	1		1	1					**3**
QATAR	1		1	1		1			**4**
JORDAN	1		1	1		2			**5**
CANADA	12								**12**
USA	14								**14**
PUERTO RICO	1								**1**
DOMINICAN REP.	1								**1**
MÉXICO	34		13	17	26		12	1	**103**
VENEZUELA	8		6	2	8		1		**25**
EL SALVADOR	1								**1**
BRAZIL	13								**13**
ARGENTINA	5								**5**
CHILE	5								**5**
URUGUAY	2								**2**
JAPAN	12								**12**
SINGAPORE	3								**3**
RUSSIA	3		1						**4**
MALAYSIA	3								**3**
MARROCCO	1					1			**2**
HONG KONG	1								**1**
ESTONIA	1								**1**
LATVIA	1								**1**
ROMENIA	1		1						**2**
HUNGARY	2								**2**
LITHUANIA	1								**1**
PANAMÁ	1								**1**
Total general	**723**	**129**	**371**	**326**	**302**	**227**	**104**	**62**	**2,244**

Annex IV

EIGHT-YEAR FINANCIAL SUMMARY

Description		2004	2003	2002	2001	2000	1999	1998	1997	1996	CAGR 03/96
P&L:											
Net Sales		5,670.4	4,598.9	3,974.0	3,249.8	2,614.7	2,035.1	1,614.7	1,217.4	1,008.5	24%
	YoY%	*23%*	*16%*	*22%*	*24%*	*28%*	*26%*	*33%*	*21%*		
EBITDA		1,239.7	873.5	868.1	704.5	521.5	410.4	325.7	253.6	202.1	25%
	YoY%	*42%*	*1%*	*23%*	*35%*	*27%*	*26%*	*28%*	*25%*		
EBIT		925.2	627.0	659.5	517.5	379.9	296.2	241.5	192.6	150.3	26%
	YoY%	*48%*	*-5%*	*27%*	*36%*	*28%*	*23%*	*25%*	*28%*		
Net Income		628.1	446.5	438.1	340.4	259.2	204.7	153.1	117.4	72.7	31%
	YoY%	*41%*	*2%*	*29%*	*31%*	*27%*	*34%*	*30%*	*61%*		
Balance Sheet:											
Shareholders' equity		2,502.7	2,105.9	1,761.3	1,486.2	1,170.9	[illegible]93.2	673.4	529.9	414.9	25%
	YoY%	*19%*	*20%*	*19%*	*27%*	*31%*	*33%*	*27%*	*28%*		
Total balance sheet		4,209.2	3,510.4	3,013.8	2,588.6	2,107.6	1,772.9	1,326.3	977.2	820.3	23%
	YoY%	*20%*	*16%*	*16%*	*23%*	*19%*	*34%*	*36%*	*19%*		
Net financial position		508.1	268.3	245.6	57.5	(50.6)	(149.9)	(93.0)	(38.3)	(105.8)	
Stores:											
Number of stores at FY-end		2,244	1,922	1,558	1,284	1,080	922	748	622	541	
Net openings		322	364	274	204	158	174	126	81	33	
Number of countries with stores		56	48	44	39	33	30	21	14	10	
Other information:											
% International sales		55%	54%	54%	54%	52%	49%	46%	42%	36%	
LFL		9%	1%	11%	9%	9%	5%	11%	7%	4%	
ROE		27%	23%	27%	26%	25%	26%	25%	25%	20%	
ROCE		40%	32%	41%	39%	34%	33%	36%	35%	29%	
Number of employees		47,046	39,760	32,535	26,724	24,004	18,200	15,576	10,891	8,412	

FILE Nº 82-5185

Documents:

"COMUNICACIÓN DE HECHO RELEVANTE EN RELACIÓN CON LA DIMISIÓN DE UN MIEMBRO DEL CONSEJO DE ADMINISTRACION DE INDUSTRIA DE DISEÑO TEXTIL, S.A. "

Description:

This document has been filed with the Spanish Exchange Commission ("Comisión Nacional del Mercado de Valores") in compliance with the Spanish legal requirements regarding the filing of any changes occurring in the composition of the Board of Directors. This resignation of a Board member was passed by the Board of Directors in its last meeting.

Referencia de Seguridad

GENERAL

VERSION 3.2.2

INFORMACION SEMESTRAL CORRESPONDIENTE AL:

SEMESTRE 2 **AÑO** 2005

I. DATOS IDENTIFICATIVOS DEL EMISOR

Denominación Social:
Industria de Diseño Textil, S. A.

Domicilio Social:	C.I.F.
Avenida de la Diputación, Edificio Inditex. 15142 Arteixo (La Coruña). España.	A-15075062

Personas que asumen la responsabilidad de esta información, cargos que ocupan e identificación de los poderes o facultades en virtud de los cuales ostentan la representación de la sociedad:	Firma:
D. Borja de la Cierva y Álvarez de Sotomayor (Director Financiero).	

CONTENIDO INFORMACION SEMESTRAL
(marcar con una X en caso afirmativo)

			Individual	Consolidado
I.	Datos Identificativos del Emisor	0010	X	
II.	Variación del Grupo Consolidado	0020		X
III.	Bases de Presentación y Normas de Valoración	0030		X
IV.	Balance de Situación	0040	X	X
V.	Cuenta de Pérdidas y Ganancias	0050	X	X
VI.	Distribución por Actividad del Importe Neto de la Cifra de Negocio	0060	X	X
VII.	Número de Personas Empleadas	0070	X	X
VIII.	Evolución de los Negocios	0080		X
IX.	Dividendos Distribuidos	0090	X	
X.	Hechos Significativos	0100		X
XI.	Anexo Explicativo Hechos Significativos	0110		X
XII.	Informe Especial de los Auditores	0120		

II. VARIACION DE LAS SOCIEDADES QUE FORMAN EL GRUPO CONSOLIDADO (19)

Se han incorporado al Grupo las siguientes sociedades, creadas para el desarrollo del negocio del Grupo en su expansión internacional (se indica el nombre de la sociedad, país del domicilio social y porcentaje de participación del Grupo en su capital social):

ZARA MAGYARORSZAG, KFT. (Hungría, 100%)
ZARA HOME MEXICO, S.A. de C.V. (México, 98,5%)
BERSHKA UK, LTD. (Reino Unido, 100%)
BERSHKA IRELAND, LTD. (Irlanda, 100%)
MASSIMO DUTTI IRELAND, LTD. (Irlanda, 100%)
PULL & BEAR ITALIA, S.R.L. (Italia, 80%)
PULL & BEAR FRANCE, S.A.R.L. (Francia, 100%)
OFTEN PORTUGAL, CONFECÇOES LDA. (Portugal, 100%)
PASE PACKAGING, S.A. de C.V. (México, 98%)
LIPRASA CARTERA, S.L. (España, 98%)
BCN DISEÑOS, S.A. de C.V. (México, 98%)

Durante el presente ejercicio se han producido además las siguientes variaciones en las sociedades del Grupo:

El Grupo ha adquirido un 35% adicional de la sociedad ZARA JAPAN CORPORATION, Co. (Japón, 85%).

El Grupo ha adquirido un 29% adicional de las sociedades ZARA ITALIA, Srl. (Italia, 80%) y OYSHO ITALIA, Srl (Italia, 80%). Asimismo, ha vendido a socios externos un 20% de sus sociedades MASSIMO DUTTI ITALIA, Srl. (Italia, 80%) y BERSHKA ITALIA, Srl. (Italia, 80%).

Las sociedades denominadas a 31 de enero de 2004 YEROLI, S.A. y OYSHO NEDERLAND,B. V., han cambiado su denominación social por las de OFTEN TEXTIL, S. A. (España, 100%) y ZARA HOME NEDERLAND, B. V. (Holanda, 100%), respectivamente. Asimismo, la sociedad VASTGOED HELLAS, S. A. ha sido absorbida por fusión por ZARA HELLAS, S. A. (Grecia, 100%).

III. BASES DE PRESENTACION Y NORMAS DE VALORACION

(En la elaboración de los datos e informaciones de carácter financiero-contable incluidos en la presente información pública periódica, deberán aplicarse los principios, normas de valoración y criterios contables previstos en la normativa en vigor para la elaboración de información de carácter financiero-contable a incorporar a las cuentas anuales y estados financieros intermedios correspondiente al sector al que pertenece la entidad. Si excepcionalmente no se hubieran aplicado a los datos e informaciones que se adjuntan los principios y criterios de contabilidad generalmente aceptados exigidos por la correspondiente normativa en vigor, este hecho deberá ser señalado y motivado suficientemente, debiendo explicarse la influencia que su no aplicación pudiera tener sobre el patrimonio, la situación financiera y los resultados de la empresa o su grupo consolidado. Adicionalmente, y con un alcance similar al anterior, deberán mencionarse y comentarse las modificaciones que, en su caso y en relación con las últimas cuentas anuales auditadas, puedan haberse producido en los criterios contables utilizados en la elaboración de las informaciones que se adjuntan. Si se han aplicado los mismos principios, criterios y políticas contables que en las últimas cuentas anuales, y si aquellos responden a lo previsto en la normativa contable en vigor que le sea de aplicación a la entidad, indíquese así expresamente).

En la elaboración de la presente información semestral correspondiente al segundo semestre de 2004 se han aplicado los mismos principios contables y normas de valoración que en el segundo semestre del ejercicio precedente. Dichos principios coinciden con los utilizados en la elaboración de las últimas cuentas individuales y consolidadas formuladas por los Administradores de la Sociedad.

Asimismo, el ejercicio contable actual corresponde al período comprendido entre el 1 de febrero de 2004 y 31 de enero de 2005, que señalamos como "Ejercicio 2005" en todas nuestras informaciones.

IV. BALANCE DE SITUACION DE LA SOCIEDAD INDIVIDUAL

Uds.: Miles de euros

ACTIVO		EJERCICIO ACTUAL	EJERCICIO ANTERIOR
A) ACCIONISTAS POR DESEMBOLSOS NO EXIGIDOS	0200		
I. Gastos de Establecimiento	0210	43	86
II. Inmovilizaciones Inmateriales	0220	10.591	6.666
II.1. Derechos s/bienes en régimen de arrendamiento financiero	0221	5.048	1.175
II.2. Otro Inmovilizado Inmaterial	0222	5.543	5.491
III. Inmovilizaciones Materiales	0230	281.535	290.675
IV. Inmovilizaciones Financieras	0240	693.160	558.782
V. Acciones Propias a Largo Plazo	0250	89	89
VI. Deudores por Operaciones Tráfico a Largo Plazo	0255		
B) INMOVILIZADO (1)	0260	985.418	856.298
C) GASTOS A DISTRIBUIR EN VARIOS EJERCICIOS (2)	0280	750	328
I. Accionistas por Desembolsos Exigidos	0290		
II. Existencias	0300	170.545	159.158
III. Deudores	0310	310.788	307.888
IV. Inversiones Financieras Temporales	0320	610.330	402.950
V. Acciones Propias a Corto Plazo	0330		
VI. Tesorería	0340	29.309	72.597
VII. Ajustes por Periodificación	0350	0	1
D) ACTIVO CIRCULANTE	0360	1.120.972	942.594
TOTAL ACTIVO (A + B + C + D)	0370	2.107.140	1.799.220

PASIVO		EJERCICIO ACTUAL	EJERCICIO ANTERIOR
I. Capital Suscrito	0500	93.500	93.500
II. Reservas	0510	775.045	720.471
III. Resultados de Ejercicios Anteriores	0520		
IV. Resultado del Periodo	0530	343.670	272.735
V. Dividendos a Cuenta Entregados en el Ejercicio	0550		
A) FONDOS PROPIOS	0560	1.212.215	1.086.706
B) INGRESOS A DISTRIBUIR VARIOS EJERCICIOS (3)	0590	12.449	13.185
C) PROVISIONES PARA RIESGOS Y GASTOS	0600	16.483	9.025
I. Emisión de Obligaciones y Otros Valores Negociables	0610		
II. Deudas con Entidades de Crédito	0615		
III. Deudas con Empresas del Grupo y Asociadas	0620	713	528
IV. Acreedores por Operaciones de Tráfico a Largo Plazo	0625		
V. Otras Deudas a Largo	0630	41.945	8.376
D) ACREEDORES A LARGO PLAZO	0640	42.658	8.904
I. Emisión de Obligaciones y Otros Valores Negociables	0650		
II. Deudas con Entidades de Crédito	0655	349	215
III. Deudas con Empresas del Grupo y Asociadas	0660	385.255	338.912
IV. Acreedores Comerciales	0665	302.194	239.035
V. Otras Deudas a Corto	0670	135.536	103.238
VI. Ajustes por Periodificación	0680	1	
E) ACREEDORES A CORTO PLAZO (4)	0690	823.335	681.400
F) PROVISIONES PARA RIESGOS Y GASTOS A CORTO PLAZO	0695		
TOTAL PASIVO (A + B + C + D + E + F)	0700	2.107.140	1.799.220

V. RESULTADOS INDIVIDUALES DE LA SOCIEDAD

Uds.: Miles de euros

		EJERCICIO ACTUAL		EJERCICIO ANTERIOR	
		Importe	%	Importe	%
+ Importe Neto de la Cifra de Negocio (5)	0800	2.007.100	100,00%	1.827.161	100,00%
+ Otros Ingresos (6)	0810		0,00%		0,00%
+/- Variación Existencias Productos Terminados y en Curso	0820		0,00%		0,00%
= VALOR TOTAL DE LA PRODUCCION	0830	2.007.100	100,00%	1.827.161	100,00%
- Compras Netas	0840	-1.743.838	-86,88%	-1.606.630	-87,93%
+/- Variación Existencias Mercaderías, Materias Primas y Otras Materias Consumibles	0850	11.387	0,57%	19.225	1,05%
- Gastos Externos y de Explotación (7)	0860	-17.478	-0,87%	-13.562	-0,74%
= VALOR AÑADIDO AJUSTADO	0870	257.171	12,81%	226.194	12,38%
+/- Otros Gastos e Ingresos (8)	0880	-70.310	-3,50%	-51.843	-2,84%
- Gastos de Personal	0890	-53.743	-2,68%	-47.164	-2,58%
= RESULTADO BRUTO DE EXPLOTACION	0900	133.118	6,63%	127.187	6,96%
- Dotación Amortizaciones Inmovilizado	0910	-27.509	-1,37%	-26.013	-1,42%
- Dotaciones al Fondo de Reversión	0915		0,00%		0,00%
+/- Variación Provisiones de Circulante (9)	0920		0,00%		0,00%
= RESULTADO NETO DE EXPLOTACION	0930	105.609	5,26%	101.174	5,54%
+ Ingresos Financieros	0940	247.984	12,36%	213.280	11,67%
- Gastos Financieros	0950	-15.481	-0,77%	-14.365	-0,79%
+ Intereses y Diferencias Cambio Capitalizados	0960		0,00%		0,00%
+/- Dotación Amortización y Provisiones Financieras (10)	0970		0,00%		0,00%
= RESULTADO ACTIVIDADES ORDINARIAS	1020	338.112	16,85%	300.089	16,42%
+/- Resultados Procedentes del Inmovilizado Inmaterial, Material y Cartera de Control (11)	1021	2.860	0,14%		0,00%
+/- Variación Provisiones Inmovilizado Inmaterial, Material y Cartera de Control (12)	1023	9.709	0,48%	-763	-0,04%
+/- Resultados por Operaciones con Acciones y Obligaciones Propias (13)	1025		0,00%	123	0,01%
+/- Resultados de Ejercicios Anteriores (14)	1026	-986	-0,05%	-2.346	-0,13%
+/- Otros Resultados Extraordinarios (15)	1030	86	0,00%	327	0,02%
= RESULTADO ANTES DE IMPUESTOS	1040	349.781	17,43%	297.430	16,28%
+/- Impuestos sobre Sociedades y Otros	1042	-6.111	-0,30%	-24.695	-1,35%
= RESULTADO DEL EJERCICIO	1044	343.670	17,12%	272.735	14,93%

IV. BALANCE DE SITUACION DEL GRUPO CONSOLIDADO

Uds.: Miles de euros

ACTIVO		EJERCICIO ACTUAL	EJERCICIO ANTERIOR
A) ACCIONISTAS POR DESEMBOLSOS NO EXIGIDOS	1200		
I. Gastos de Establecimiento	1210	567	528
II. Inmovilizaciones Inmateriales	1220	443.307	412.944
II.1. Derechos s/bienes en régimen de arrendamiento financiero	1221	84.758	98.342
II.2. Otro Inmovilizado Inmaterial	1222	358.549	314.602
III. Inmovilizaciones Materiales	1230	1.903.073	1.599.266
IV. Inmovilizaciones Financieras	1240	160.132	105.424
V. Acciones de la Sociedad Dominante a Largo Plazo	1250	89	89
VI. Deudores por Operaciones Tráfico a Largo Plazo	1255		
B) INMOVILIZADO (1)	1260	2.507.168	2.118.251
C) FONDO DE COMERCIO DE CONSOLIDACION	1270	98.498	53.253
D) GASTOS A DISTRIBUIR EN VARIOS EJERCICIOS (2)	1280	21.463	17.902
I. Accionistas por Desembolsos Exigidos	1290		
II. Existencias	1300	514.041	486.440
III. Deudores	1310	282.479	328.856
IV. Inversiones Financieras Temporales	1320	477.704	180.342
V. Acciones de la Sociedad Dominante a Corto Plazo	1330		
VI. Tesorería	1340	295.556	316.023
VII. Ajustes por Periodificación	1350	12.262	9.285
E) ACTIVO CIRCULANTE	1360	1.582.042	1.320.946
TOTAL ACTIVO (A + B + C + D + E)	1370	4.209.171	3.510.352
PASIVO		**EJERCICIO ACTUAL**	**EJERCICIO ANTERIOR**
I. Capital Suscrito	1500	93.500	93.500
II. Reservas Sociedad Dominante	1510	882.048	893.598
III. Reservas Sociedades Consolidadas (16)	1520	1.041.545	799.215
IV. Diferencias de Conversión (17)	1530	-142.531	-126.817
V. Resultados Atribuibles a la Sociedad Dominante	1540	628.130	446.451
VI. Dividendos a Cuenta Entregados en el Ejercicio	1550		
A) FONDOS PROPIOS	1560	2.502.692	2.105.947
B) SOCIOS EXTERNOS	1570	35.582	27.217
C) DIFERENCIA NEGATIVA DE CONSOLIDACION	1580		
D) INGRESOS A DISTRIBUIR EN VARIOS EJERCICIOS (3)	1590	76.483	29.663
E) PROVISIONES PARA RIESGOS Y GASTOS	1600	31.932	23.079
I. Emisión de Obligaciones y Otros Valores Negociables	1610		
II. Deudas con Entidades de Crédito	1615	107.346	156.568
III. Acreedores por Operaciones de Tráfico a Largo Plazo	1625	86.282	75.167
IV. Otras Deudas a Largo	1630		
F) ACREEDORES A LARGO PLAZO	1640	193.628	231.735
I. Emisión de Obligaciones y Otros Valores Negociables	1650		
II. Deudas con Entidades de Crédito	1655	160.744	81.492
III. Acreedores Comerciales	1665	784.183	652.422
IV. Otras Deudas a Corto	1670	423.927	358.797
V. Ajustes por Periodificación	1680		
G) ACREEDORES A CORTO PLAZO (4)	1690	1.368.854	1.092.711
H) PROVISIONES PARA RIESGOS Y GASTOS A CORTO PLAZO	1695		
TOTAL PASIVO (A + B + C + D + E + F + G + H)	1700	4.209.171	3.510.352

V. RESULTADOS DEL GRUPO CONSOLIDADO

Uds.: Miles de euros

		EJERCICIO ACTUAL		EJERCICIO ANTERIOR	
		Importe	%	Importe	%
+ Importe Neto de la Cifra de Negocio (5)	1800	5.670.411	100,00%	4.598.908	100,00%
+ Otros Ingresos (6)	1810	3.761	0,07%	2.603	0,06%
+/- Variación Existencias Productos Terminados y en Curso	1820	35.843	0,63%	103.020	2,24%
= VALOR TOTAL DE LA PRODUCCION	1830	5.710.015	100,70%	4.704.531	102,30%
- Compras Netas	1840	-2.663.766	-46,98%	-2.779.393	-60,44%
+/- Variación Existencias Mercaderías, Materias Primas y Otras Materias Consumibles	1850	-8.242	-0,15%	383.420	8,34%
- Gastos Externos y de Explotación (7)	1860	-976.853	-17,23%	-756.926	-16,46%
= VALOR AÑADIDO AJUSTADO	1870	2.061.154	36,35%	1.551.632	33,74%
+/- Otros Gastos e Ingresos (8)	1880		0,00%		0,00%
- Gastos de Personal	1890	-821.440	-14,49%	-678.179	-14,75%
= RESULTADO BRUTO DE EXPLOTACION	1900	1.239.714	21,86%	873.453	18,99%
- Dotación Amortizaciones Inmovilizado	1910	-276.374	-4,87%	-221.170	-4,81%
- Dotaciones al Fondo de Reversión	1915		0,00%		0,00%
+/- Variación Provisiones de Circulante (9)	1920	-25.172	-0,44%	-15.891	-0,35%
= RESULTADO NETO DE EXPLOTACION	1930	938.168	16,54%	636.392	13,84%
+ Ingresos Financieros	1940	14.419	0,25%	11.786	0,26%
- Gastos Financieros	1950	-19.518	-0,34%	-15.232	-0,33%
+ Intereses y Diferencias Cambio Capitalizados	1960	-17.098	-0,30%	-4.616	-0,10%
+/- Dotación Amortización y Provisiones Financieras (10)	1970	12	0,00%	84	0,00%
+/- Resultados de Conversión (18)	1980		0,00%		0,00%
+/- Participación Resultados Sociedades Puestas en Equivalencia	1990	-358	-0,01%	75	0,00%
- Amortización Fondo Comercio Consolidación	2000	-12.948	-0,23%	-9.359	-0,20%
+ Reversión Diferencias Negativas de Consolidación	2010		0,00%		0,00%
= RESULTADO ACTIVIDADES ORDINARIAS	2020	902.677	15,92%	619.130	13,46%
+/- Resultados Procedentes del Inmovilizado Inmaterial, Material y Cartera de Control (11)	2021	-2.198	-0,04%	-13.957	-0,30%
+/- Variación Provisiones Inmovilizado Inmaterial, Material y Cartera de Control (12)	2023	-15.555	-0,27%	251	0,01%
+/- Resultados por Operaciones con Acciones y Obligaciones Propias (13)	2025		0,00%		0,00%
+/- Resultados de Ejercicios Anteriores (14)	2026	1.985	0,04%	-340	-0,01%
+/- Otros Resultados Extraordinarios (15)	2030	-723	-0,01%	8.354	0,18%
= RESULTADO CONSOLIDADO ANTES DE IMPUESTOS	2040	886.186	15,63%	613.438	13,34%
+/- Impuesto sobre Beneficios	2042	-247.955	-4,37%	-164.807	-3,58%
= RESULTADO CONSOLIDADO DEL EJERCICIO	2044	638.231	11,26%	448.631	9,76%
+/- Resultado Atribuido a Socios Externos	2050	-10.101	-0,18%	-2.180	-0,05%
= RESULTADO DEL EJERCICIO ATRIBUIDO A LA SOCIEDAD DOMINANTE	2060	628.130	11,08%	446.451	9,71%

VI. DISTRIBUCION POR ACTIVIDAD DEL IMPORTE NETO DE LA CIFRA DE NEGOCIO

ACTIVIDAD		INDIVIDUAL		CONSOLIDADO	
		Ejerc. Actual	Ejerc. Anterior	Ejerc. Actual	Ejerc. Anterior
Vtas. Netas tdas. prop.	**2100**			5.057.327	4.019.087
Vtas. Netas franquicias	**2105**			344.556	271.582
Otras ventas textiles	**2110**			215.537	253.401
Servicios prestados	**2115**			46.011	39.109
Otras ventas	**2120**			6.980	15.729
Ventas de tejidos	**2125**	237.486	229.660		
Ventas de prendas	**2130**	1.853.112	1.706.055		
Vtas. otros pdtos.-serv.	**2135**	38.110	29.617		
Devolución de ventas	**2140**	-121.608	-138.171		
Obra Ejecutada Pendiente de Certificar (*)	**2145**				
Total I. N. C. N	**2150**	2.007.100	1.827.161	5.670.411	4.598.908
Mercado Interior	**2160**	888.426	1.010.421	3.138.118	2.631.933
Exportación: Unión Europea	**2170**	686.428	478.716	1.750.372	1.341.788
Países O.C.D.E.	**2173**	206.731	151.654	570.318	464.043
Resto Países	**2175**	225.515	186.370	211.603	161.144

(*) A completar únicamente por Empresas Constructoras

VII. NUMERO MEDIO DE PERSONAS EMPLEADAS EN EL CURSO DEL PERIODO

		INDIVIDUAL		CONSOLIDADO	
		Ejerc. Actual	Ejerc. Anterior	Ejerc. Actual	Ejerc. Anterior
TOTAL PERSONAS EMPLEADAS	**3000**	756	640	47.046	39.760

VIII. EVOLUCION DE LOS NEGOCIOS

(La información a incluir dentro de este apartado, además de cumplir con lo dispuesto en las instrucciones para la cumplimentación de esta información semestral, deberá hacer mención expresa sobre los siguientes aspectos: evolución de la cifra de ingresos y de los costes anejos a dichos ingresos; composición y análisis de las principales operaciones que han dado lugar a la obtención de resultados extraordinarios; comentario de las operaciones de inversión y desinversión más relevantes, explicando su efecto sobre el fondo de maniobra de la compañia y en especial sobre la tesoreria de la misma; explicación suficiente sobre la naturaleza y efectos de las partidas que hayan podido causar una variación significativa sobre la cifra de ingresos o sobre los resultados de la compañia en el semestre actual respecto de los comunicados en el trimestre anterior).

Ver memorando adjunto sobre evolución de los negocios.

IX. DIVIDENDOS DISTRIBUIDOS DURANTE EL PERIODO :

(Se hará mención de los dividendos efectivamente pagados desde el inicio del ejercicio económico).

		% sobre Nominal	Euros por acción (x,xx)	Importe (miles de euros)
Acciones Ordinarias	3100	2,3	0,35	218.151
Acciones Preferentes	3110			
Acciones sin Voto	3120			

Información adicional sobre el reparto de dividendos (a cuenta, complementario, etc)

Anexo en la hoja siguiente

X. HECHOS SIGNIFICATIVOS (*)

		SI	NO
1.Adquisiciones o transmisiones de participaciones en el capital de sociedades cotizadas en Bolsa determinantes de la obligación de comunicar contemplada en el art. 53 de la LMV (5 por 100 y múltiplos).	3200		X
2.Adquisiciones de autocartera determinantes de la obligación de comunicar según la disposición adicional 1ª de la LSA (1 por 100).	3210		X
3.Otros aumentos o disminuciones significativos del inmovilizado (participaciones superiores al 10% en sociedades no cotizadas, inversiones o desinversiones materiales relevantes, etc.).	3220	X	
4.Aumentos y reducciones del capital social o del nominal de las acciones.	3230		X
5.Emisiones, reembolsos o cancelaciones de empréstitos.	3240		X
6.Cambios de los Administradores o del Consejo de Administración.	3250	X	
7.Modificaciones de los Estatutos Sociales.	3260	X	
8.Transformaciones, fusiones o escisiones.	3270		X
9.Cambios en la regularización institucional del sector con incidencia significativa en la situación económica o financiera de la Sociedad o del Grupo.	3280		X
10.Pleitos, litigios o contenciosos que puedan afectar de forma significativa a la situación patrimonial de la Sociedad o del Grupo.	3290		X
11.Situaciones concursales, suspensiones de pagos, etc.	3310		X
12.Acuerdos especiales de limitación, cesión o renuncia, total o parcial, de los derechos políticos y económicos de las acciones de la Sociedad.	3320		X
13.Acuerdos estratégicos con grupos nacionales o internacionales (intercambio de paquetes accionariales, etc.).	3330		X
14.Otros hechos significativos.	3340	X	

(*)Marcar con una "X" la casilla correspondiente, adjuntando en caso afirmativo anexo explicativo en el que se detalle la fecha de comunicación a la CNMV y a la SRBV.

Información adicional sobre el reparto de dividendos (a cuenta, complementario, etc)

Con fecha valor 22 de julio de 2004 se distribuyó un dividendo por un importe bruto de 0,35 euros por acción con cargo a los resultados de 2003.

XI. ANEXO EXPLICATIVO HECHOS SIGNIFICATIVOS

PUNTO 3

Inditex ha elevado la participación hasta una posición mayoritaria de dos de sus joint ventures, en Japón (Zara Japan Corp., pasando del 50% al 85% de participación) e Italia (Zara Italia y Oysho Italia, pasando del 51% al 80% de participación). Asimismo ha reducido su participación en Massimo Dutti Italia y Bershka Italia, pasando del 100% al 80% de participación.

PUNTO 6

-El Consejo de Administración de la Sociedad, en su reunión celebrada el 10 de junio de 2004, acordó aceptar la dimisión presentada por ROSP CORUNNA, S.L., a través de su representante Dña. Rosalía Mera Goyenechea, como vocal del Consejo de Administración de Industria de Diseño Textil, S.A. (INDITEX, S.A.), haciéndose constar en el acta de dicha sesión el agradecimiento a Dña. Rosalía Mera Goyenechea por los servicios prestados a la Sociedad y por su dedicación en el desempeño de su labor como miembro del Consejo de Administración.

-La Junta General Ordinaria de Accionistas, celebrada el día 16 de julio de 2004, acordó aprobar, ante la inminente caducidad de sus respectivos nombramientos y con el informe favorable de la Comisión de Nombramientos y Retribuciones, el cese y la reelección de D. Juan Carlos Rodríguez Cebrián, D. Carlos Espinosa de los Monteros Bernaldo de Quirós y D. Francisco Luzón López como vocales del Consejo de Administración por el plazo de cinco años previsto en los Estatutos Sociales a contar desde la fecha de dicha Junta General.

-El Consejo de Administración, en su reunión celebrada el día 16 de julio de 2004, teniendo en cuenta el cese y la reelección de D. Juan Carlos Rodríguez Cebrián, D. Carlos Espinosa de los Monteros Bernaldo de Quirós y D. Francisco Luzón López como vocales del Consejo de Administración de la Sociedad por el plazo de cinco años acordada por la Junta General de accionistas celebrada ese mismo día, procedió al nombramiento de D. Juan Carlos Rodríguez Cebrián, D. Carlos Espinosa de los Monteros Bernaldo de Quirós y D. Francisco Luzón López como miembros de su Comisión Ejecutiva.

-El Consejo de Administración, en su reunión celebrada el día 13 de diciembre de 2004, acordó designar por cooptación, previo informe de la Comisión de Nombramientos y Retribuciones, a GARTLER, S.L. como vocal del Consejo de Administración. Esta sociedad, accionista mayoritario de INDITEX, S.A. con un 59,29% del capital social, está representada en el Consejo por Dña. Flora Pérez Marcote.

PUNTO 7

Modificaciones de los Estatutos Sociales de la Compañía aprobadas por la Junta General Ordinaria de Accionistas, celebrada el día 16 de julio de 2004:

-Se eliminó el inciso inicial de los apartados 1 y 4 del artículo 6, que hacían referencia a la suspensión de la eficacia de dicho precepto, regulador de la emisión de acciones sin voto, rescatables y privilegiadas, hasta la admisión a cotización de las acciones de la Sociedad en Bolsa, toda vez que dicha circunstancia ya se produjo en mayo de 2001.

-Se sustituyó en el apartado 2 del artículo 8 la referencia al Servicio de Compensación y Liquidación de Valores y a sus entidades adheridas por la Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. y sus entidades participantes, a fin de adaptar la redacción del precepto estatutario a la terminologia empleada en el artículo 44 bis de la Ley del Mercado de Valores en su redacción dada por la Ley 44/2002, de 22 de noviembre.

-Se realizaron diversas modificaciones en el artículo 10. En primer lugar, se introdujo un nuevo apartado segundo, habilitando los aumentos de capital con contraprestación mixta, esto es, parcialmente con cargo a nuevas aportaciones y parcialmente con cargo a beneficios o reservas libres. En segundo término, se incluyó un nuevo apartado 4 relativo a la reducción de capital mediante amortización de acciones, aclarando, con el fin de evitar dudas interpretativas, las mayorías de voto necesarias para la aprobación de esta clase de operaciones y reforzando la regulación legal con ciertas garantías adicionales relativas a la determinación de las acciones afectadas y al precio de amortización, en protección de los intereses de los accionistas. Además, se previó expresamente en el apartado 5, de nueva redacción, la posibilidad de abonar en especie las aportaciones en caso de reducción de capital, en las mismas condiciones previstas en el artículo 39 para los dividendos en especie, lo que podría permitir la eventual realización de operaciones de distribución de activos a los accionistas si se estimara conveniente para el interés social. Finalmente, en el nuevo apartado 6 se confirmó la facultad que asiste a la Sociedad de garantizar emisiones de valores por parte de sus filiales, lo que constituye una práctica habitual en los mercados financieros.

-Se reformó el apartado 2 del artículo 12 a fin de aclarar, en primer término, que el derecho de suscripción preferente puede excluirse no sólo en las emisiones de acciones sino también en las de obligaciones convertibles y, en segundo lugar, para reflejar ciertas pautas interpretativas que se estima pueden facilitar la valoración del requisito del interés social que debe concurrir para la supresión del derecho de suscripción preferente.

-Se añadió un nuevo apartado 2 al artículo 14, conforme al cual se configura al Consejo de Administración como el supremo órgano de supervisión y control de la Sociedad, que confía la gestión ordinaria de los negocios a los órganos delegados y al equipo directivo, regla que ya venía recogida en el Reglamento del Consejo de Administración de la Sociedad desde su aprobación inicial en julio del año 2000.

-Se corrigió en el artículo 17 la referencia interna que el apartado 2 del mismo efectuaba al apartado 1, sustituyendo la palabra "párrafo" por "apartado".

-Se reformó el artículo 18, a fin de eliminar el requisito de ser titular de un mínimo de 50 acciones de la Sociedad para tener derecho de asistencia a las Juntas Generales. La reforma implicó la modificación del apartado 1 del citado artículo, para suprimir la referencia a dicho requisito, y la desaparición del apartado 2 del precepto, relativo a la posibilidad para los accionistas titulares de un número de acciones inferior a 50 de agrupar sus acciones o conferir su representación a otro accionista que sí gozase de derecho de asistencia, por ser innecesario.

-Se modificó el artículo 20 en diversos aspectos. En primer lugar, se introdujo un nuevo apartado 2 para contemplar la posibilidad para los accionistas de conferir su representación para asistir a la Junta General por medios postales o electrónicos, remitiendo la regulación de este supuesto al artículo regulador de la emisión del voto postal o electrónico por razones de economía y dada la analogía de ambos supuestos. En el apartado 4 se reformuló la norma contemplada actualmente en el apartado 3, conforme a la que la asistencia del accionista representado revoca la representación conferida por éste, a fin de tener en cuenta la posibilidad de emitir el voto por medios de comunicación a distancia. Los apartados 5 y 7 regulan los supuestos en que el representante del accionista, pertenezca o no al Consejo de Administración, se encuentre en una situación de conflicto de interés. En estos supuestos, a fin de evitar que las instrucciones de voto del accionista puedan quedar privadas de efectividad por razones que afecten al representante, se articula un orden de sustituciones en la representación incluyendo, sucesivamente, al Presidente y Secretario de la Junta y al Director de Mercado de Capitales. Finalmente, en el apartado 6 se incluyó una regla objetiva de determinación del sentido del voto del accionista en caso de ausencia de instrucciones expresas al representante, entendiendo que lo más coherente con su voluntad, cuando se trata de propuestas sobre puntos incluidos en el orden del día, es considerar que el accionista desea votar a favor de las propuestas que presenta el Consejo de Administración, mientras que si se trata de puntos no incluidos en el orden del día el accionista desea votar en contra ya que, de otro modo, habría dado instrucciones expresas de presentar tales propuestas él mismo o de votar a favor de las mismas si las planteara otro accionista.

-Como consecuencia de la introducción de un nuevo artículo 23 en los Estatutos sociales regulador del voto a distancia por medios postales o electrónicos, se trasladó, por razones sistemáticas, el apartado 6 del actual artículo 22 a dicho nuevo artículo 23, como enunciación general del régimen de adopción de los acuerdos por la Junta General. Ello conllevó la supresión del inciso "Adopción de acuerdos" del título del artículo.

-Atendiendo a las recomendaciones del Informe Aldama y haciendo uso de la posibilidad que ahora contempla la Ley de Sociedades Anónimas, se incorporó un nuevo artículo 23, relativo al régimen de adopción de acuerdos por la Junta General, regulando las condiciones y la forma de emisión por los accionistas del voto por medios postales o electrónicos. El precepto regula las disposiciones mínimas de funcionamiento de los procedimientos de voto a distancia, habilitando al Consejo de Administración para determinar, atendido el estado de la técnica y los medios disponibles, el momento a partir del cual los accionistas podrán hacer uso de estas vías, por considerar que existen garantías suficientes de identificación del accionista que ejerce su derecho de voto y de seguridad y autenticidad de su declaración de voluntad. El Consejo de Administración también queda facultado para el desarrollo de las previsiones estatutarias en función de la normativa que al respecto pudiera dictarse y conforme a la evolución de los medios técnicos. En todo caso, se establecen las condiciones de admisibilidad de los votos emitidos por estos medios, exigiéndose la remisión de la tarjeta con firma autógrafa en el caso del voto postal y la utilización de firma electrónica en el caso de voto electrónico, todo ello en aras a asegurar la identificación del accionista que ejercita el derecho al voto. Se prevé asimismo la antelación mínima con la que deberán recibirse por la Sociedad los votos emitidos a distancia para su efectivo cómputo. Además, se regulan las relaciones entre el voto a distancia y la representación, de una parte, y la asistencia física del accionista, por otra, estableciendo las prioridades adecuadas entre unas y otras figuras para evitar posibles conflictos o duplicidad en las votaciones. También se prevé, como forma de revocación del voto efectuado por correspondencia postal o electrónica, la remisión posterior de un voto en sentido distinto.

-Se reformó el artículo 24 (que tras la renumeración de los artículos ha pasado a ser el artículo 25) con objeto de incorporar ciertas disposiciones de obligado cumplimiento en materia de gobierno corporativo. Así, se introdujo un nuevo apartado 2 en el que se establece, conforme exige la Ley de Transparencia, la necesidad de que el Consejo de Administración disponga de un reglamento interno que desarrolle las previsiones legales y estatutarias, del que deberá informar a la Junta General de accionistas. En el apartado 3 del precepto actual, que pasó a numerarse como apartado 4, se desarrolla en mayor detalle la obligación del Consejo de Administración, ya contemplada desde la reforma estatutaria del año 2003, de elaborar un informe anual de gobierno corporativo, concretando el momento de su aprobación y puesta a disposición de los accionistas e inversores, en línea con lo prevenido en la normativa de desarrollo de la Ley de Transparencia.

-Se reformó el artículo 27 (que tras la renumeración de los artículos ha pasado a ser el artículo 28) para subsanar en el apartado 4 la remisión indebida al artículo 25.3, y se tuvo en cuenta la nueva numeración del artículo 29.2 que pasa a ser el 30.2.

-Se añadió el término "gestión" en el apartado 2 del artículo 28 (que ha pasado a ser el artículo 29 tras la renumeración) para hacerlo plenamente coherente con el apartado precedente, relativo a las facultades del Consejo de Administración.

-Se modificó el apartado 1 del artículo 30 (que tras la renumeración se ha convertido en el artículo 31) a fin de prever que el Comité de Auditoría y Control habrá de estar necesariamente formado en su integridad por consejeros independientes, regla que ya estaba contemplada expresamente en el artículo 14 del Reglamento del Consejo de Administración, del que se transcribió a los Estatutos, desde el mes de marzo de 2003.

-Se introdujo un nuevo artículo 32 relativo a la Comisión de Nombramientos y Retribuciones, que ya era objeto de regulación en el artículo 15 del Reglamento del Consejo de Administración, a fin de observar una simetría con el Comité de Auditoría y Control. De esta forma, se regula la composición, competencias y régimen básico de funcionamiento de la Comisión de Nombramientos y Retribuciones que, al igual que el Comité de Auditoría y Control, habrá de estar formada exclusivamente por consejeros independientes.

-Se introdujo un nuevo artículo 34, relativo a la página web de la Sociedad, en el que se reconoce estatutariamente el compromiso de la Sociedad de mantener una página web como cauce de información con sus accionistas y la comunidad financiera en general, y se establece el contenido mínimo de la misma de forma coherente con las disposiciones de desarrollo de la Ley de Transparencia en esta materia.

-Se reformó el artículo 36 (que ha pasado a ser el artículo 39 tras la renumeración de los artículos) a fin de habilitar la posibilidad de que, si la Junta General lo estima conveniente y se cumplen ciertas garantías sobre la homogeneidad, liquidez y valoración de los activos a distribuir, puedan abonarse dividendos en especie a los accionistas, lo que podría permitir la eventual realización de operaciones convenientes para el interés social.

-Se modificó el artículo 42 (que ha pasado a ser el 45 tras la renumeración) con la finalidad de mejorar la redacción del precepto, añadiéndose una preposición "entre" involuntariamente omitida en la relación de sujetos vinculados por la cláusula de sumisión al fuero del domicilio social.

-Teniendo en cuenta la introducción de tres nuevos artículos estatutarios (números 23, 32 y 34), se procedió a una nueva numeración de artículos, manteniendo todos ellos su redacción, desde el antiguo artículo 23 "Actas y certificaciones", hasta el final del articulado.

PUNTO 14

-Con fecha 10 de junio de 2004 se comunicó el cambio habido en el Consejo de Administración como consecuencia de la dimisión como consejero de la Sociedad presentada por ROSP CORUNNA, S.L.

-Con fecha 11 de junio de 2004 se comunicaron tanto los acuerdos de aprobación de la propuesta de modificación parcial del Texto Refundido del Reglamento del Consejo de Administración (remitiendo copia del mismo a la CNMV) y de ampliación del número de componentes del Comité de Auditoría y Control y de la Comisión de Nombramientos y Retribuciones a cuatro y cinco miembros, respectivamente, como la identidad de los consejeros independientes designados como nuevos miembros de dichos Comité y Comisión.

-Con fecha 15 de junio de 2004 se publicó en la página web de la CNMV el Informe Anual sobre Gobierno Corporativo del ejercicio 2003, remitido por la Sociedad el 11 de junio de 2004.

-Con fecha 24 de junio de 2004 se comunicó el acuerdo del Consejo de Administración de convocar Junta General Ordinaria de Accionistas en la sede social el día 16 de julio de 2004, a las 12 horas, en primera convocatoria, y al día siguiente, en el mismo lugar y a la misma hora, en segunda convocatoria, así como los asuntos incluidos en el orden del día de la misma, adjuntando el texto del anuncio de convocatoria.

-Con fecha 16 de julio de 2004 se comunicaron los acuerdos adoptados por la Junta General Ordinaria de Accionistas de la Sociedad celebrada ese día, que fueron los siguientes:

·Aprobación de las cuentas anuales (Balance, Cuenta de Pérdidas y Ganancias y Memoria) e Informe de Gestión de Industria de Diseño Textil, S.A. (INDITEX, S.A.) y de su grupo consolidado (Grupo Inditex), correspondientes al ejercicio social 2003, finalizado el 31 de enero de 2004, así como de la gestión social.
·Aprobación de la aplicación del resultado del ejercicio y distribución de dividendos.
·Dimisión de Consejero. Reelección de miembros del Consejo de Administración.
·Modificación de los Estatutos Sociales.
·Modificación del Reglamento de la Junta General de Accionistas.
·Autorización al Consejo de Administración para la adquisición derivativa de acciones propias.
·Otorgamiento de facultades para ejecución de acuerdos.

Como octavo punto del Orden del Día, que no fue objeto de votación dado su carácter meramente informativo, el Consejo de Administración, en cumplimiento de lo dispuesto por el artículo 115 de la Ley del Mercado de Valores, en su nueva redacción dada por el artículo primero de la Ley 26/2003, informó a la Junta General de Accionistas sobre el Reglamento del Consejo de Administración de la Sociedad.

-Con fecha 14 de diciembre de 2004 se comunicó el cambio en el Consejo de Administración relativo a la designación por cooptación de GARTLER, S.L. como vocal de dicho órgano, informando asimismo de la identidad de su representante en el mismo.

- Se adjunta fichero en formato word en el que se recogen las transacciones con partes vinculadas.

XII. INFORME ESPECIAL DE LOS AUDITORES

(Este apartado sólo deberá ser completado en la información correspondiente al I Semestre del ejercicio siguiente al último cerrado y auditado, y será de aplicación para aquellas sociedades emisoras que, de conformidad con lo previsto en el apartado decimotercero de la Orden Ministerial de 18 de enero de 1991, resulten obligadas a la presentación de un informe especial de sus auditores de cuentas, cuando el informe de auditoria de las cuentas anuales del ejercicio inmediato anterior hubiera denegado la opinión o contuviere una opinión adversa o con salvedades. En el mismo, se incluirá la mención de que se adjunta como anexo de la información semestral el referido informe especial de los auditores de cuentas, asi como la reproducción de la información o manifestaciones aportadas o efectuadas por los Administradores de la Sociedad sobre la situación actualizada de las salvedades incluidas por el auditor en su informe de auditoria de las cuentas anuales del ejercicio anterior y que, de conformidad con las Normas Técnicas de Auditoria aplicables, hubiere servido de base para la elaboración del mencionado informe especial).

INSTRUCCIONES PARA LA CUMPLIMENTACION DEL INFORME SEMESTRAL (GENERAL)

- Los datos numéricos solicitados, salvo indicación en contrario, deberán venir expresados en miles de euros, sin decimales, efectuándose los cuadres por redondeo.

- Las cantidades negativas deberán figurar con un signo menos (-) delante del número correspondiente.

- Junto a cada dato expresado en cifras, salvo indicación en contrario, deberá figurar el del periodo correspondiente al ejercicio anterior.

- La información a incluir dentro del epígrafe Evolución de los Negocios deberá permitir a los inversores formarse una opinión, con conocimiento de causa suficiente, acerca de la actividad desarrollada por la empresa y los resultados obtenidos durante el periodo cubierto por el avance, así como de la situación financiera y otros datos esenciales sobre la marcha general de los asuntos de la sociedad.

- Definiciones:

(1) Las distintas rúbricas que componen el Inmovilizado se presentarán netas de amortizaciones acumuladas y provisiones.

(2) Los Gastos a Distribuir en Varios Ejercicios comprenderán los gastos de formalización de deudas (gastos de emisión y modificación de valores de renta fija y de formalización de deudas, entre los que se incluyen los de escritura pública, impuestos, confección de títulos y otros similares), los gastos por intereses diferidos de valores negociables (diferencia entre el importe de reembolso y el precio de emisión de valores de renta fija y otros pasivos análogos) y los gastos por intereses diferidos (diferencia entre el importe de reembolso y la cantidad recibida en deudas distintas a las representadas en valores de renta fija). Las compañías del sector eléctrico incluirán, además, dentro de este epígrafe, las Cuentas de Periodificación Propias de su sector.

(3) Los Ingresos a Distribuir en Varios Ejercicios comprenderán las subvenciones de capital, las diferencias positivas de cambio, los ingresos por intereses diferidos (intereses incorporados al nominal de los créditos concedidos en operaciones de tráfico, cuya imputación a resultados deba realizarse en ejercicios futuros) y otros ingresos a distribuir en varios ejercicios.

(4) La parte de las deudas a largo plazo con vencimientos inferiores a 12 meses deberán reclasificarse, dentro de la rúbrica correspondiente, en Acreedores a Corto Plazo.

(5) El Importe Neto de la Cifra de Negocios comprenderá los importes de la venta de productos y los de prestación de servicios correspondientes a las actividades ordinarias de la sociedad deducidas las bonificaciones y demás reducciones sobre ventas, así como el impuesto sobre el valor añadido y otros impuestos directamente relacionados con la citada cifra de negocios.

(6) En la rúbrica Otros Ingresos se englobarán los ingresos accesorios a la explotación, los trabajos efectuados por la empresa para el inmovilizado (excepto los intereses y diferencias de cambio capitalizados) y las subvenciones a la explotación (no incluir las subvenciones de capital transferidas al resultado del período).

(7) En la rúbrica Gastos Externos y de Explotación se incluirán:

* Los trabajos realizados por otras empresas, los servicios exteriores

(arrendamientos, reparaciones, transportes, seguros, energía, etc.)los tributos , (excepto el impuesto sobre beneficios) y otros gastos de gestión.

* La dotación a las provisiones para riesgos y gastos de explotación (grandes reparaciones, etc; excluida la dotación para pensiones y obligaciones similares que habrá de imputarse a gastos de personal).

(8) Otros Gastos e Ingresos comprenderán los beneficios o las pérdidas que corresponde a los partícipes no gestores en las operaciones reguladas por los artículos 239 a 243 del Código de Comercio y en otras operaciones en común de análogas características.

(9) La Variación de las Provisiones de Circulante comprenderá las dotaciones realizadas en el periodo, deducidos los excesos y aplicaciones, destinadas a realizar correcciones valorativas por depreciaciones de caracter reversible en las existencias, clientes y deudores. Asimismo, incluirá las pérdidas por insolvencias firmes de clientes y deudores.

(10) Las Dotaciones para Amortizaciones y Provisiones Financieras comprenderá las dotaciones realizadas en el período, deducidos los excesos y aplicaciones, destinadas a realizar correcciones valorativas por depreciaciones de caracter reversible en valores mobiliarios (exceptuados los que correspondan a participaciones en el capital de sociedades del grupo o asociadas) y otros valores negociables y en créditos no comerciales a corto y largo plazo.

(11) Los Resultados Procedentes del Inmovilizado Inmaterial, Material y Cartera de Control comprenderán los beneficios y pérdidas producidas por la enajenación de inmovilizado inmaterial o material y de participaciones en capital a largo plazo en empresas del grupo, multigrupo o asociadas, o por la baja en inventario total o parcial, como consecuencia de pérdidas por depreciaciones irreversibles de dichos activos.

(12) La Variación de las Provisiones de Inmovilizados Inmateriales, Materiales y de Cartera de Control comprenderá las dotaciones realizadas en el periodo, deducidos los excesos y las aplicaciones, destinadas a realizar correcciones valorativas por depreciaciones de carácter reversible en el inmovilizado inmaterial y material, así como en participaciones en capital a largo plazo en empresas del grupo y asociadas.

(13) Los Resultados por Operaciones con Acciones y Obligaciones Propias comprenderán los beneficios o pérdidas producidas con motivo de la amortización de obligaciones o de la enajenación de acciones y obligaciones emitidas por la empresa.

(14) Los Resultados de Ejercicios Anteriores comprenderán los resultados relevantes correspondientes a ejercicios anteriores, y que dada su importancia relativa no se pueden contabilizar por su naturaleza.

(15) Los Otros Resultados Extraordinarios comprenderán:

* El importe de las subvenciones de capital traspasado al resultado del periodo.

* Los ingresos y gastos extraordinarios de cuantía significativa, que no se consideran periódicos al evaluar los resultados futuros de la empresa.

(16) Las Reservas de Sociedades Consolidadas incluirán tanto las correspondientes a sociedades integradas por el método de integración global o proporcional, como las correspondientes a sociedades integradas por el método de puesta en equivalencia.

(17) y (18) Las rúbricas Resultados y Diferencias de Conversión (aparece únicamente en consolidación) recogerán las diferencias de cambios que surjan por la conversión de saldos en moneda extranjera de sociedades consolidadas (tanto por integración global o proporcional como por puesta en equivalencia).

(19) Variación de las Sociedades que forman el Grupo Consolidado: se recogerán exclusivamente aquellas sociedades que, con relación a las Cuentas Anuales consolidadas del último ejercicio cerrado, se hubieran incorporado o excluido en el proceso de consolidación.

ANEXO SOBRE OPERACIONES REALIZADAS POR LA SOCIEDAD CON PARTES VINCULADAS, AL AMPARO DE LO ESTABLECIDO POR EL ARTÍCULO 35 DE LA LEY 24/1988, SEGÚN REDACCIÓN DADA POR LA LEY 44/2002, DE MEDIDAS DE REFORMA DEL SISTEMA FINANCIERO

Durante el ejercicio 2004, el importe satisfecho por el Grupo en concepto de alquileres correspondientes a diversos locales comerciales arrendados tanto por personas como por sociedades vinculadas a uno de los Consejeros de INDUSTRIA DE DISEÑO TEXIL, S.A. (INDITEX, S.A.) ascendió a 6.053.690 euros. La mayor parte de los contratos de arrendamiento de dichos locales fueron firmados con anterioridad al año 1994 y su vencimiento se producirá entre 2014 y 2016. La existencia de dichos contratos se puso de manifiesto en el folleto informativo de la OPV de INDITEX, S.A., registrado en la Comisión Nacional del Mercado de Valores el 27 de abril de 2001 y en las memorias anuales de los ejercicios 2001, 2002 y 2003.

Asimismo, el Grupo ha percibido ingresos procedentes de transacciones con miembros del Consejo de Administración de INDITEX, S.A. o personas o sociedades vinculadas a ellos por importe de 3.014.449 euros durante el ejercicio 2004. Dichas transacciones corresponden principalmente a la realización de obras por parte de la constructora del Grupo y han sido facturadas a precios de mercado.

Por otra parte, ZARA ESPAÑA, S.A. y una sociedad vinculada a uno de los Consejeros de INDITEX, S.A. adquirieron el local comercial y las plantas de oficinas, respectivamente, del edificio sito en Paseo de Gracia 16, Barcelona. El precio de compra fue de 55.000.000 euros, de los que 22.850.000 euros correspondían a la parte comercial del edificio y 32.150.000 euros a las plantas de oficinas. Dicha operación no implicó realmente un conflicto de intereses entre ambas compradoras, dado que en definitiva ZARA ESPAÑA, S.A. compró la parte comercial del edificio y la otra sociedad las plantas de oficinas, formulándose una oferta conjunta sólo porque así lo exigía el procedimiento impuesto por la vendedora, pero sin que en ningún momento hayan existido intereses contrapuestos ni comunidad de explotación del edificio que pudieran dar lugar a una situación de conflicto.

Finalmente, INDITEX, S.A. vendió dos fincas y los edificios industriales levantados sobre una de ellas en Badalona, por importe de 5.108.603 euros, a una sociedad controlada por un Directivo del Grupo que es a su vez persona vinculada a uno de los Consejeros de la sociedad matriz. Dichos activos no estaban asociados a la actividad productiva ni eran utilizados por el Grupo en el momento de la compraventa, sino que se trataba de activos dispuestos para su venta.

Al 31 de enero de 2005, las sociedades del Grupo mantenían saldos deudores y acreedores con miembros del Consejo de INDITEX, S.A. y personas y sociedades a ellos vinculadas por importe de 138.149 y 8.723 euros respectivamente, originados por las transacciones anteriormente descritas.

Las anteriores operaciones se han realizado en condiciones de mercado y no representan, ni en su conjunto ni individualmente consideradas, un importe significativo en relación con la cifra de negocios o con el balance de la Sociedad, habiendo sido las dos últimas, además, expresamente aprobadas por el Consejo de Administración de INDITEX, S.A., previo informe de la Comisión de Nombramientos y Retribuciones, en aras a la máxima transparencia.

INDITEX

Anejo a la información del segundo semestre de 2004 sobre la evolución de los negocios del emisor

- La Cifra de Negocios del ejercicio alcanza 5.670 millones de €, un 23% superior a la del 2003 (+25% con tipos de cambios constantes)
- Las ventas en tiendas comparables 2004 crecieron un 9% respecto al año anterior (10% en el segundo semestre).
- El Margen Bruto crece hasta 3.034 millones de €, un 32% mayor, y representa el 53,5% de las ventas.
- El Resultado de operaciones (EBIT) asciende a 925 millones de €, un 48% superior al del ejercicio anterior.
- El Beneficio Neto atribuido alcanza 628 millones de € (101 céntimos de € por acción), un 41% superior al de 2003.
- Propuesta de un dividendo ordinario de 30 céntimos de € por acción y un dividendo extraordinario de 18 céntimos de € por acción, hasta un total de 48 céntimos de € por acción, un 37% superior al ejercicio anterior.
- Apertura neta de 322 tiendas en el ejercicio 2004. El Grupo estima la apertura de entre 300 y 360 tiendas netas en el ejercicio 2005.

El presente documento tiene carácter puramente informativo y no constituye una oferta de venta, de canje o de adquisición, ni una invitación a formular ofertas de compra, sobre valores emitidos por ninguna de las sociedades mencionadas.

La información recogida en el presente documento puede contener manifestaciones sobre intenciones, expectativas o previsiones futuras. Todas aquellas manifestaciones, a excepción de aquellas basadas en datos históricos, son manifestaciones de futuro, incluyendo, entre otras, las relativas a nuestra posición financiera, estrategia de negocio, planes de gestión y objetivos para operaciones futuras. Dichas intenciones, expectativas o previsiones están afectadas, en cuanto tales, por riesgos e incertidumbres que podrían determinar que lo que ocurra en realidad no se corresponda con ellas.

Entre estos riesgos se incluyen, entre otros, la competencia del sector, las preferencias y las tendencias de gasto de los consumidores, las condiciones económicas y legales, las restricciones al libre comercio y/o la inestabilidad política en los distintos mercados donde está presente el Grupo Inditex o en aquellos países donde los productos del Grupo son fabricados o distribuidos.

Los riesgos e incertidumbres que podrían potencialmente afectar la información facilitada son difíciles de predecir. La compañía no asume la obligación de revisar o actualizar públicamente tales manifestaciones en caso de que se produzcan cambios o acontecimientos no previstos que pudieran afectar a las mismas.

La compañía facilita información sobre estos y otros factores que podrían afectar las manifestaciones de futuro, el negocio y los resultados financieros del Grupo Inditex, en los documentos que presenta ante la Comisión Nacional del Mercado de Valores de España. Se invita a todas aquellas personas interesadas a consultar dichos documentos.

1. Estados financieros consolidados

Grupo Inditex

Cuenta de resultados del ejercicio de 2004

Datos en millones de euros

	Ejercicio 2004	Ejercicio 2003	Var % 04/03
Cifra de negocios	5.670,4	4.598,9	23%
Coste de ventas	(2.636,2)	(2.293,0)	
Margen bruto	**3.034,2**	**2.306,0**	**32%**
Margen Bruto porcentual	*53,5%*	*50,1%*	
Gastos operativos	(1.794,5)	(1.432,5)	25%
Cash flow de explotación (EBITDA)	**1.239,7**	**873,5**	**42%**
Margen EBITDA	*21,9%*	*19,0%*	
Amortizaciones	(276,4)	(221,2)	25%
Amortización fondo de comercio	(12,9)	(9,4)	
Provisiones	(25,2)	(15,9)	
Resultado de operaciones (EBIT)	**925,2**	**627,0**	**48%**
Margen EBIT	*16,3%*	*13,6%*	
Resultado financiero neto	(22,5)	(7,9)	
Resultado ordinario	**902,7**	**619,1**	**46%**
Margen Ordinario	*15,9%*	*13,5%*	
Resultados extraordinarios	(16,5)	(5,7)	
Beneficio antes de impuestos	**886,2**	**613,4**	**44%**
Margen antes de impuestos	*15,6%*	*13,3%*	
Impuestos	(248,0)	(164,8)	
Beneficio consolidado	**638,2**	**448,6**	**42%**
	11,3%	*9,8%*	
Resultado atribuido a la minoría	(10,1)	(2,2)	
Beneficio atribuido a la sociedad dominante	**628,1**	**446,5**	**41%**
Margen Neto	*11,1%*	*9,7%*	
Beneficio por acción, céntimos de € (*)	**101**	**72**	**41%**

(*) Calculado sobre 623.330.400 acciones

Grupo Inditex

Balance de situación consolidado al 31 de enero de 2005

Datos en millones de euros

	31 enero 2005	31 enero 2004
ACTIVO		
Inmovilizado neto (*)	2.507,2	2.118,3
Fondo de comercio	98,5	53,3
Gastos a distribuir en varios ejercicios	21,5	17,9
Total activo fijo	**2.627,1**	**2.189,4**
Existencias	514,0	486,4
Deudores	282,5	328,9
Inversiones fin. temporales y tesorería	773,3	496,4
Ajustes por periodificación	12,3	9,3
Total activo circulante	**1.582,0**	**1.320,9**
TOTAL ACTIVO	**4.209,2**	**3.510,4**
PASIVO		
Fondos propios	**2.502,7**	**2.105,9**
Minoritarios, ingresos a distribuir y provisiones	144,0	80,0
Deuda financiera a largo plazo	107,3	156,6
Otras deudas a largo plazo	86,3	75,2
Pasivo largo plazo	**337,6**	**311,7**
Deuda financiera a corto plazo	160,7	81,5
Acreedores comerciales y no comerciales	1.208,1	1.011,2
Pasivo a corto plazo	**1.368,9**	**1.092,7**
TOTAL PASIVO	**4.209,2**	**3.510,4**

(*) Incluye autocartera por 0,45 millones de euros

Grupo Inditex
Estado de flujos de caja del ejercicio 2004
Datos en millones de euros

		Ejercicio 2004	Ejercicio 2003	Var % 04/03
	Beneficio atribuible a la sociedad dominante	**628,1**	**446,5**	**41%**
	Ajustes al resultado-			
	Amortizaciones	289,3	229,5	
(1)	Variaciones de provisiones	48,4	9,5	
	Beneficios procedentes de inmovilizado	(4,8)	(5,8)	
	Pérdidas procedentes de inmovilizado	7,0	19,7	
	Beneficio (pérdida) atribuible a la minoría	10,1	2,2	
	Impuestos diferidos y anticipados	5,0	7,4	
(2)	Variaciones tipo de cambio	17,8	0,0	
(3)	Otros	14,4	13,3	
	Flujos generados	**1.015,3**	**722,3**	**41%**
	Variación en activos y pasivos			
	Existencias	(27,5)	(104,0)	
	Deudores	68,9	(81,8)	
	Ajustes por periodificación	(2,6)	(0,1)	
	Acreedores a corto plazo	174,0	189,8	
	Variación de las necesidades operativas de financiación	**212,9**	**3,9**	
	Caja generada por las operaciones	**1.228,2**	**725,0**	**69%**
	Inversión en inmovilizado inmaterial	(80,9)	(93,7)	
(4)	Inversión en inmovilizado material	(548,7)	(471,7)	
(5)	Inversión en sociedades	(108,2)	(41,9)	
	Inversión en otro inmovilizado financiero	(17,7)	(29,4)	
	Inversión en otros activos	(5,0)	(8,0)	
	Ventas de inmovilizado y cobros de préstamos	14,2	16,3	
	Ventas de sociedades	4,6	0,0	
	Flujos derivados de actividades de inversión	**(741,7)**	**(628,4)**	**18%**
	Aumento del endeudamiento financiero a largo plazo	0,0	25,8	
	Disminución del endeudamiento financiero a largo plazo	(61,0)	0,0	
	Variación del endeudamiento no financiero a largo plazo	0,4	2,0	
	Variación del endeudamiento a corto plazo	82,4	(63,0)	
(6)	Dividendos	(220,2)	(89,3)	
	Otras actividades de financiación	0,5	7,4	
	Flujos empleados en actividades de financiación	**(197,9)**	**(117,1)**	**69%**
	Variación neta de tesorería e inversiones financieras temporales	288,6	(19,6)	
	Efectos de las variaciones en los tipos de cambio en la tesorería e inversiones financieras temporales	(11,7)	0,0	
	Tesorería e inversiones financieras temporales líquidas al inicio	496,4	516,0	
	Tesorería e inversiones financieras temporales líquidas al cierre	**773,3**	**496,4**	

2. Comentarios a los resultados consolidados

El ejercicio 2004 se ha caracterizado por el crecimiento en las ventas y la mejora del margen bruto, tras el complicado ejercicio 2003. Todas las cadenas han tenido un comportamiento satisfactorio, lo que ha permitido la recuperación de los niveles de rentabilidad históricos del Grupo, tras la mejora de 337 puntos básicos en el margen bruto, que alcanza así el 53,5% de las ventas, su nivel más alto de la historia de Inditex, y de 268 puntos básicos en el margen operativo, que se sitúa en el 16,3% de las ventas.

A la fecha de cierre del ejercicio, existían 2.244 tiendas abiertas en 56 países, con ocho formatos diferentes: Zara, Kiddy's Class, Pull & Bear, Massimo Dutti, Bershka, Stradivarius, Oysho y Zara Home.

2.1. Ventas

La cifra de negocios alcanzó los 5.670,4 millones de €, un 23% más que en el ejercicio anterior (25% más con tipos de cambio constantes).

Número de tiendas y aperturas

El detalle de las aperturas y tiendas existentes al final del ejercicio es el siguiente:

	Aperturas Netas		Tiendas existentes	
Formato	Año 2004	Año 2003	31 Enero 2005	31 Enero 2004
ZARA	97	95	723	626
KIDDY'S CLASS	26	44	129	103
PULL & BEAR	21	54	371	350
MASSIMO DUTTI	29	47	326	297
BERSHKA	49	56	302	253
STRADIVARIUS	36	38	227	191
OYSHO	28	4	104	76
ZARA HOME	36	26	62	26
Total	**322**	**364**	**2.244**	**1.922**

Los anexos II y III ofrecen información sobre las aperturas por trimestres estancos y la ubicación de las tiendas por país y cadena al cierre del ejercicio.

Tiendas propias y franquiciadas

El detalle de tiendas propias y franquiciadas al final del ejercicio es el siguiente:

DETALLE DE TIENDAS PROPIAS Y FRANQUICIADAS

	2004			2003		
Formato	Gestión Propia	Franquicias	Total	Gestión Propia	Franquicias	Total
Zara	649	74	**723**	567	59	**626**
Kiddy's Class	129	–	**129**	103	--	**103**
Pull & Bear	333	38	**371**	314	36	**350**
Massimo Dutti	228	98	**326**	199	98	**297**
Bershka	295	7	**302**	247	6	**253**
Stradivarius	183	44	**227**	154	37	**191**
Oysho	102	2	**104**	74	2	**76**
Zara Home	62	- -	**62**	26	--	**26**
Total	**1.981**	**263**	**2.244**	**1.684**	**238**	**1.922**

Superficie de venta

La superficie de venta de las tiendas propias y franquiciadas al cierre del ejercicio se muestra a continuación:

SUPERFICIE ÚTIL DE VENTA (m^2) EN TIENDAS PROPIAS Y FRANQUICIADAS

	metros cuadrados			VENTA ANUAL POR m2 (€)		
	31 enero 2005	31 enero 2004	Var % 04/03	2004	2003	Var % 04/03
Zara	811.100	686.090	18%	5.130	5.192	-1%
Kiddy's Class	25.265	20.614	23%	5.263	5.926	-11%
Pull & Bear	73.774	67.175	10%	5.346	4.819	11%
Massimo Dutti	74.517	62.060	20%	7.921	7.742	2%
Bershka	104.916	85.835	22%	5.441	5.064	7%
Stradivarius	57.301	49.808	15%	4.572	3.474	32%
OYSHO	13.938	10.932	27%	5.664	4.371	30%
Zara Home	14.259	5.843	144%	4.296	n/a	n/a
Total	1.175.070	988.357	19%	5.304	5.220	2%

Ventas en tiendas comparables (LFL)

Las *ventas en tiendas* son aquellas producidas en tiendas propias y franquiciadas de cualquiera de los formatos del Grupo, computadas por el valor de venta al público, neto de cualquier impuesto sobre el consumo y convertidas a euros a los tipos de cambio medios del ejercicio.

Las *ventas en superficie comparable* del grupo crecieron un 9% respecto al mismo periodo del ejercicio anterior. Dicho incremento comprende la evolución de ventas en las tiendas que estuvieron abiertas durante la totalidad del ejercicio 2004 y precedente, convertidas a tipo de cambio constante.

A continuación se muestra un desglose del incremento de ventas en superficie comparable por semestres fiscales durante los últimos ejercicios:

	Incremento de ventas en superficie comparable						
	2004	2003	2002	2001	2000	1999	1998
Primer semestre	8%	7%	12%	9%	13%	6%	13%
Segundo semestre	10%	(2%)	10%	9%	9%	5%	12%
Año completo	9%	1%	11%	9%	9%	5%	11%

El cálculo de la venta en superficie comparable del conjunto del ejercicio incluye el 57% de la superficie de venta a final de ejercicio (tiendas abiertas durante los dos últimos ejercicios completos).

El aumento de ventas a tipo de cambio constante procedente de la superficie no incluida en el cálculo de las ventas en tiendas comparables ascendió al 16% en el ejercicio 2004.

Ventas por formato

A continuación se muestra un detalle de la cifra de negocios por formatos y su variación respecto al ejercicio anterior:

Formato	Ventas por formato (Millones de euros)			Peso específico (%)	
	2004	2003	Var % 04/03	2004	2003
ZARA	3.819,6	3.219,6	19%	67,4%	70,0%
KIDDY'S CLASS	120,6	89,7	35%	2,1%	1,9%
PULL & BEAR	378,9	287,9	32%	6,7%	6,3%
MASSIMO DUTTI	481,3	388,9	24%	8,5%	8,5%
BERSHKA	516,0	395,0	31%	9,1%	8,6%
STRADIVARIUS	241,9	162,0	49%	4,3%	3,5%
OYSHO	71,7	45,1	59%	1,3%	1,0%
ZARA HOME	40,4	10,6	279%	0,7%	0,2%
Total ventas	**5.670,4**	**4.598,9**	**23%**	**100,0%**	**100,0%**

Ventas en tienda por área geográfica

El gráfico siguiente muestra el peso específico de cada área geográfica en las ventas en tiendas del Grupo:


2004
Resto Mundo 6,7%
América 10,5%
España 45,5%
2003
Resto Mundo 6,7%
América 11,7%
España 46,1%

Los mercados europeos (sin España) son los que absorben la mayor parte del crecimiento internacional del Grupo (180 p.b. de participación), frente a la reducción de peso específico de América (120 p.b.), principalmente por efecto de la devaluación de las divisas de aquel continente.

El porcentaje de venta en tiendas de cada cadena fuera de España respecto a sus ventas en tiendas totales es el siguiente:

Formato	% DE VENTAS EN TIENDAS INTERNACIONALES	
	2004	2003
ZARA	65,8%	63,5%
KIDDY'S CLASS	12,8%	13,4%
PULL & BEAR	30,2%	31,0%
MASSIMO DUTTI	41,9%	40,9%
BERSHKA	35,7%	33,8%
STRADIVARIUS	15,4%	16,6%
OYSHO	31,5%	35,1%
ZARA HOME	12,7%	8,5%
Total Grupo	**54,5%**	**53,9%**

Ventas en tiendas propias y franquiciadas

La tabla siguiente muestra el desglose de ventas en tiendas propias y franquiciadas de cada uno de los formatos del Grupo:

DETALLE DE VENTAS EN TIENDAS PROPIAS Y FRANQUICIADAS				
	2004		2003	
Formato	Gestión Propia	Franquicias	Gestión Propia	Franquicias
Zara	91%	9%	92%	8%
Kiddy's Class	100%	0%	100%	0%
Pull & Bear	91%	9%	91%	9%
Massimo Dutti	68%	32%	65%	35%
Bershka	98%	2%	97%	3%
Stradivarius	82%	18%	80%	20%
OYSHO	98%	2%	98%	2%
Zara Home	100%	0%	--	--
Total	**90%**	**10%**	**90%**	**10%**

2.2. Margen Bruto

El margen bruto ha ascendido a 3.034,2 millones de €, un 32% superior al del ejercicio anterior, aumentando 337 puntos básicos hasta situarse en el 53,5% de las ventas (50,1% en 2003). Esta recuperación de margen bruto se ha visto propiciada por:

- el incremento de precios en algunos países iberoamericanos,
- un menor impacto divisa,
- una mejora de los marcajes,
- una mejor gestión de inventarios
- y por el menor peso de las rebajas respecto al ejercicio anterior.

En las circunstancias actuales, el Grupo considera 53,5% como su mejor estimación de margen bruto para el conjunto del ejercicio 2005.

2.3. Cash flow de explotación (EBITDA)

El EBITDA del ejercicio 2004 asciende a 1.239,7 millones de €, lo que supone un crecimiento del 42% respecto al ejercicio anterior.

El detalle de costes operativos y su evolución es el siguiente:

Millones de euros	2004	2003	Var %
Gastos de personal	**821,4**	**678,2**	21%
Otros gastos operativos	**973,1**	**754,3**	29%
Total gastos operativos	**1.794,5**	**1.432,5**	**25%**

Al 31 de enero de 2005, el Grupo empleaba a 47.046 personas (39.760 el año anterior).

Los costes operativos, que incluyen todos los gastos de lanzamiento de nuevas tiendas, continúan reflejando la tendencia subyacente de mayores costes derivados de las nuevas tiendas, principalmente en mercados internacionales.

La evolución de las ventas en tiendas comparables y la mejora de margen bruto han situado el margen EBITDA en el 21,9% de las ventas (19,0% en 2003).

2.4. Resultado de explotación (EBIT)

El EBIT del ejercicio 2004 asciende a 925,2 millones de €, lo que supone un aumento del 48% respecto al ejercicio anterior, situándose en el 16,3% de las ventas (13,6% en 2003).

Las provisiones ordinarias cargadas en la cuenta de resultados responden, principalmente, a las estimaciones del Grupo sobre la baja de activos no amortizados como consecuencia de la reforma de tiendas existentes.

El aumento en la amortización del fondo de comercio es debido al generado en el incremento de participación en Zara Italia y Zara Japón, y a la adquisición de la franquicia de Massimo Dutti en México.

EBIT por formatos

El desglose del beneficio de explotación (EBIT) de cada uno de los formatos que componen el Grupo es el siguiente:

	EBIT por formato (Millones de euros)			% sobre las ventas		Peso específico en el total (%)	
Formato	2004	2003	Var % 04/03	2004	2003	2004	2003
ZARA	647,8	476,1	36%	17,0%	14,8%	70,0%	75,9%
KIDDY'S CLASS	21,7	18,0	21%	18,0%	20,0%	2,3%	2,9%
PULL & BEAR	56,2	18,9	198%	14,8%	6,6%	6,1%	3,0%
MASSIMO DUTTI	75,1	60,1	25%	15,6%	15,5%	8,1%	9,6%
BERSHKA	82,5	57,3	44%	16,0%	14,5%	8,9%	9,1%
STRADIVARIUS	38,9	4,4	784%	16,1%	2,7%	4,2%	0,7%
OYSHO	15,6	2,1	633%	21,8%	4,7%	1,7%	0,3%
ZARA HOME	0,3	(0,5)	n/a	0,8%	n/a	0,0%	(0,1%)
Fondo de comercio	(12,9)	(9,4)	n/a	(0,2%)	(0,2%)	(1,4%)	(1,5%)
Total EBIT	**925,2**	**627,0**	**48%**	**16,3%**	**13,6%**	**100,0%**	**100,0%**

(*) La amortización del fondo de comercio corresponde a Stradivarius y a Zara

2.5. Resultado ordinario

El resultado ordinario de 2004 se ha situado en 902,7 millones de €, lo que supone un crecimiento del 46% respecto al ejercicio anterior.

El resultado financiero neto presenta el siguiente desglose:

Millones de euros	2004	2003
Gastos financieros netos	(5,1)	(3,4)
Diferencias de cambio netas	(17,1)	(4,6)
Resultados sociedades puestas en equivalencia	(0,4)	0,1
Total	**(22,5)**	**(7,9)**

Los gastos financieros netos incluyen 2,1 millones de € correspondientes a la reexpresión de gastos financieros originados en países inflacionarios.

Las diferencias de cambio negativas provienen principalmente de la debilidad del dólar frente al euro, que ha ocasionado pérdidas en saldos entre compañías del Grupo y ha impactado en la liquidación de operaciones de cobertura.

2.6. Beneficio antes de impuestos

El beneficio antes de impuestos asciende a 886,2 millones de €, aumentando un 44% respecto al del ejercicio anterior.

Los resultados extraordinarios incluyen 15,8 millones de € en cargos realizados para el saneamiento de activos.

2.7. Beneficio consolidado y Beneficio atribuido a la sociedad dominante

El beneficio consolidado de 2004 se situó en 638,2 millones de €, lo que supone un incremento del 42% respecto al del ejercicio anterior. La tasa fiscal del ejercicio asciende al 28%, frente al 27% del ejercicio anterior.

El incremento en el resultado atribuido a la minoría proviene principalmente de la mejora del beneficio en sociedades dedicadas a fabricación y en Stradivarius, así como del resultado de Zara Japón correspondiente al socio minoritario, una vez que dicha sociedad se ha consolidado globalmente.

El beneficio neto atribuido a la sociedad dominante se sitúa en 628,1 millones de €, con un crecimiento del 41% respecto al ejercicio 2003.

Propuesta de dividendo

El Consejo de Administración de Inditex propondrá a la Junta General de Accionistas el pago de un dividendo ordinario de 187 millones de euros (30 céntimos de € por acción), y de un dividendo extraordinario de 112 millones de euros (18 céntimos de € por acción). El dividendo total ascendería a 299 millones de euros (48 céntimos de € por acción), con un crecimiento del 37% sobre el ejercicio anterior.

Retorno sobre los fondos propios (ROE)

A continuación se muestra el detalle y evolución del Retorno sobre los fondos propios, definido como Beneficio atribuido entre fondos propios medios del ejercicio

RETORNO SOBRE RECURSOS PROPIOS

Descripción	2004	2003	2002	2001	2000	1999	1998	1997
Beneficio atribuido a la dominante	628,1	446,5	438,1	340,4	259,2	204,8	153,1	117,4
Fondos propios a principio de ejercicio	2.105,9	1.761,3	1.486,2	1.170,9	893,2	673,4	529,9	414,9
Fondos propios a final de ejercicio	2.502,7	2.105,9	1.761,3	1.486,2	1.170,9	893,2	673,4	529,9
Fondos propios medios	2.304,3	1.933,6	1.623,7	1.328,5	1.032,0	783,3	601,6	472,4
RETORNO SOBRE RECURSOS PROPIOS	27%	23%	27%	26%	25%	26%	25%	25%

Retorno sobre el capital empleado (ROCE)

A continuación se muestra el detalle y los cálculos del Retorno sobre el capital empleado, definido como Resultado de explotación (EBIT) entre capitales medios empleados del ejercicio (Recursos propios más deuda financiera neta).

RETORNO SOBRE EL CAPITAL EMPLEADO								
Descripción	2004	2003	2002	2001	2000	1999	1998	1997
EBIT	925,2	627,0	659,5	517,5	379,9	296,2	241,5	191,5
CAPITAL EMPLEADO MEDIO:								
Recursos propios medios	2.304,3	1.933,6	1.623,7	1.328,5	1.032,0	783,3	601,6	472,4
Deuda financiera neta media (*)	0,0	0,0	0,0	0,0	100,3	121,5	73,1	72,1
Total capital empleado medio	**2.304,3**	**1.933,6**	**1.623,7**	**1.328,5**	**1.132,3**	**904,8**	**674,7**	**544,5**
RETORNO SOBRE CAPITAL EMPLEADO	**40%**	**32%**	**41%**	**39%**	**34%**	**33%**	**36%**	**35%**

(*) Cero con caja neta

ROCE por cadenas

A continuación se muestra un detalle del retorno sobre el capital empleado por cadenas:

ROCE POR CADENAS		
Formato	**2004**	**2003**
Zara (*)	38%	33%
Kiddy's Class	61%	80%
Pull & Bear	44%	16%
Massimo Dutti	50%	56%
Bershka	52%	46%
Stradivarius (*)	43%	5%
OYSHO	52%	7%
ZARA HOME	2%	--
Total	**40%**	**32%**

(*) Antes de fondo de comercio

3. Comentarios al balance de situación

El Balance consolidado de INDITEX mantiene una estructura similar a la que presentaba al cierre del ejercicio anterior, sin endeudamiento neto y un Fondo de Maniobra Operativo negativo, consecuencia del modelo de negocio.

Posición financiera neta

La posición financiera neta se muestra en la tabla siguiente:

POSICIÓN FINANCIERA NETA (Millones de euros)		
Epígrafe	**31 enero 2005**	**31 enero 2004**
Inversiones financieras temporales y tesorería	773,3	502,9
Deuda financiera a largo plazo	(107,3)	(156,6)
Deuda financiera a corto plazo	(160,7)	(81,5)
Gastos financieros diferidos	2,9	3,5
POSICIÓN FINANCIERA NETA	**508,1**	**268,3**

La evolución de la posición financiera neta durante los últimos nueve trimestres ha sido la siguiente:


EVOLUCIÓN DE LA POSICIÓN FINANCIERA NETA
MILLONES DE EUROS
600
500
400
300
200
100
0
(100)
Q4 02
Q1 03
Q2 03
Q3 03
Q4 03
Q1 04
Q2 04
Q3 04
Q4 04
245,6
143,1
73,5
70,8
268,3
130,3
(8,6)
198,8
508,1

Fondo de maniobra

El fondo de maniobra al cierre de los dos últimos ejercicios presenta el siguiente desglose:

FONDO DE MANIOBRA (Millones de euros)		
Epígrafe	**31 enero 2005**	**31 enero 2004**
Existencias	514,0	486,4
Deudores	282,5	328,9
Ajustes por periodificación	12,3	9,3
Acreedores a corto plazo	(1.208,1)	(1.011,2)
Fondo de maniobra operativo	**(399,3)**	**(186,6)**
Tesorería e inversiones fin. temporales	773,3	496,4
Deuda financiera a corto plazo	(160,7)	(81,5)
Fondo de maniobra financiero	**612,5**	**414,9**
Fondo de maniobra total	**213,2**	**228,2**

La financiación obtenida a través del circulante se ha incrementado un 114% hasta los 399,3 millones de euros (186,6 millones de euros en 2003). La cifra de 2003 estaba influenciada por factores temporales no relacionados con el negocio.

4. Comentarios al estado de flujos de caja

El resumen del estado de flujos de caja es el siguiente:

RESUMEN DE LOS FLUJOS DE CAJA

	Ejercicio 2004	Ejercicio 2003	Var % 04/03
Beneficio atribuible a la sociedad dominante	628,1	446,5	41%
Fondos generados	1.015,3	722,3	41%
Variación de circulante	212,9	3,9	
Caja generada	1.228,2	725,0	69%
Inversión neta	(741,7)	(628,4)	18%
Cash flow libre	486,5	96,6	404%
Dividendos	(220,2)	(89,3)	
Variación de la posición de caja neta	(266,7)	(15,6)	
Otros	0,5	7,4	

Los fondos generados por las operaciones han crecido un 41% en el ejercicio 2004, alcanzando los 1.015,3 millones de €. La financiación obtenida del circulante ha permitido que la caja generada se haya incrementado un 69%, ascendiendo a 1.228,2 millones de €.

La inversión del ejercicio, que ha ascendido a 741,7 millones de €, incluye la destinada por INDITEX para elevar sus participaciones hasta una posición mayoritaria en las joint ventures de Italia y Japón a través de las que Zara desarrolla sus negocios en dichos países, así como la destinada a adquirir la franquicia de Massimo Dutti en México.

El cash flow libre ha aumentado un 404%, hasta los 486,5 millones de €, de los que 220,2 millones se han traslado a los accionistas como dividendos.

5. Inicio del ejercicio 2005

Durante las 8 semanas transcurridas desde el inicio de la campaña Primavera-Verano 2005, el crecimiento de las ventas está en línea con las expectativas iniciales de la Dirección.

El rango de apertura de tiendas previsto para el ejercicio 2005 es el siguiente:

Formato	Aperturas previstas en 2005			Total 2004
	Rango		% Internacional	
ZARA	100 - 110		85%	97
KIDDY'S CLASS	20 - 25		10%	26
PULL & BEAR	35 - 45		40%	21
MASSIMO DUTTI	30 - 40		55%	29
BERSHKA	40 - 45		60%	49
STRADIVARIUS	25 - 30		30%	36
OYSHO	20 - 30		40%	28
ZARA HOME	30 - 35		30%	36
Total	300 - 360			322

Aproximadamente el 70% de dichas aperturas han sido aseguradas contractualmente, si bien en algunos casos no es posible garantizar que la apertura se producirá dentro del año 2005.

El Grupo espera que el volumen de ventas internacionales crezca por encima del doméstico, como ha venido sucediendo en los últimos ejercicios.

La cifra de inversiones prevista en el ejercicio 2005 se sitúa en un rango entre 700 y 800 millones de euros. La mayor parte de dichas inversiones se destinará a la apertura de nuevas tiendas y la reforma de tiendas existentes.

6. Acuerdos del Consejo

El Consejo de Administración de INDITEX ha acordado el nombramiento de D. José Luis Vázquez Mariño, como miembro del Consejo de Administración.

7. Fechas de publicación de resultados de 2005

Se espera que los resultados de cada trimestre de 2005 se hagan públicos en las siguientes fechas:

Primer trimestre: 13 de junio de 2005
Segundo Trimestre: 21 de septiembre de 2005
Tercer trimestre: 13 de diciembre de 2005
Ejercicio 2005: Marzo de 2006 (fecha por confirmar)

* * * * *

Para más información:

Departamento de Relación con Inversores
INDITEX
José Mª Álvarez
Tel + 34 981 185 364
r.inversores@inditex.com

Anexo I

Cuenta de resultados por trimestres estancos

	TRIMESTRES ESTANCOS 2004				TRIMESTRES ESTANCOS 2003				VARIACIONES EN TRIMESTRES ESTANCOS 04/03			
	1T	2T	3T	4T	1T	2T	3T	4T	1T	2T	3T	4T
Cifra de negocios	1.203,2	1.202,6	1.555,3	1.709,3	979,4	999,9	1.220,8	1.399,0	23%	20%	27%	22%
Coste de ventas	(577,5)	(576,3)	(689,1)	(793,2)	(480,1)	(509,9)	(582,8)	(720,1)	20%	13%	18%	10%
Margen bruto	**625,6**	**626,3**	**866,2**	**916,1**	**499,3**	**490,0**	**637,8**	**678,9**	**25%**	**28%**	**36%**	**35%**
Margen Bruto porcentual	52,00%	52,08%	55,70%	53,59%	50,98%	49,00%	52,2%	48,5%				
Gastos operativos	(401,7)	(420,1)	(470,9)	(501,9)	(319,9)	(333,9)	(372,7)	(406,0)	26%	26%	26%	24%
	33,4%	34,9%	30,3%	29,4%	32,7%	33,4%	30,5%	29,0%				
Cash flow de explotación (EBITDA)	**223,9**	**206,2**	**395,4**	**414,2**	**179,4**	**156,1**	**265,0**	**272,9**	**25%**	**32%**	**49%**	**52%**
Margen EBITDA	18,6%	17,1%	25,4%	24,2%	18,3%	15,6%	21,7%	19,5%				
Amortizaciones	(60,8)	(65,0)	(70,6)	(80,0)	(48,5)	(52,4)	(56,5)	(63,8)	25%	24%	25%	25%
Amortización fondo de comercio	(2,3)	(3,0)	(4,1)	(3,4)	(2,3)	(2,4)	(2,3)	(2,3)				
Provisiones	(5,4)	(7,0)	(3,1)	(9,6)	(4,3)	(1,9)	(2,6)	(7,1)				
Resultado de operaciones (EBIT)	**155,3**	**131,2**	**317,5**	**321,2**	**124,3**	**99,4**	**203,6**	**199,7**	**25%**	**32%**	**56%**	**61%**
Margen EBIT	12,9%	10,9%	20,4%	18,8%	12,7%	9,9%	16,7%	14,3%				
Carga financiera neta	(8,6)	(1,8)	(6,2)	(6,0)	1,2	(3,2)	(3,9)	(2,0)				
Resultado ordinario	**146,8**	**129,4**	**311,3**	**315,2**	**125,5**	**96,2**	**199,7**	**197,7**	**17%**	**35%**	**56%**	**59%**
Resultados extraordinarios	(1,5)	(0,4)	(11,6)	(3,0)	(5,0)	(8,0)	(7,0)	14,2				
Beneficio antes de impuestos	**145,2**	**129,0**	**299,7**	**312,2**	**120,5**	**88,2**	**192,8**	**211,9**	**20%**	**46%**	**55%**	**47%**
Impuestos	(42,8)	(39,4)	(84,2)	(81,5)	(36,2)	(24,4)	(51,9)	(52,4)				
Beneficio consolidado	**102,4**	**89,6**	**215,5**	**230,7**	**84,4**	**63,8**	**140,9**	**159,6**	**21%**	**40%**	**53%**	**45%**
Beneficio (Pérdida) atribuido a la minoría	(3,9)	(0,1)	(6,5)	0,4	(2,3)	0,2	(2,3)	2,3				
Beneficio atribuido a la sociedad dominante	**98,5**	**89,5**	**209,0**	**231,1**	**82,1**	**64,0**	**138,6**	**161,8**	**20%**	**40%**	**51%**	**43%**
Margen Neto	8,2%	7,4%	13,4%	13,5%	8,4%	6,4%	11,4%	11,6%				

Anexo II

Resumen de aperturas netas y de tiendas abiertas por trimestres estancos en 2004 y 2003

DETALLE DE APERTURAS POR TRIMESTRES ESTANCOS										
Cadena	1T 2004	2T 2004	3T 2004	4T 2004	total 2004	1T 2003	2T 2003	3T 2003	4T 2003	total 2003
ZARA	15	12	42	28	**97**	19	11	32	33	**95**
KIDDYS CLASS	7	6	8	5	**26**	11	6	18	9	**44**
PULL & BEAR	5	0	13	3	**21**	18	8	18	10	**54**
MASSIMO DUTTI	7	3	16	3	**29**	9	8	20	10	**47**
BERSHKA	7	12	15	15	**49**	15	13	11	17	**56**
STRADIVARIUS	8	8	9	11	**36**	8	12	8	10	**38**
OYSHO	4	6	12	6	**28**	(4)	3	0	5	**4**
ZARA HOME	8	7	11	10	**36**	0	0	16	10	**26**
Total aperturas	**61**	**54**	**126**	**81**	**322**	**76**	**61**	**123**	**104**	**364**

NÚMERO DE TIENDAS AL FINAL DE CADA TRIMESTRE								
Cadena	**1T 2004**	**2T 2004**	**3T 2004**	**4T 2004**	**1T 2003**	**2T 2003**	**3T 2003**	**4T 2003**
ZARA	641	653	695	**723**	550	561	593	**626**
KIDDYS CLASS	110	116	124	**129**	70	76	94	**103**
PULL & BEAR	355	355	368	**371**	314	322	340	**350**
MASSIMO DUTTI	304	307	323	**326**	259	267	287	**297**
BERSHKA	260	272	287	**302**	212	225	236	**253**
STRADIVARIUS	199	207	216	**227**	161	173	181	**191**
OYSHO	80	86	98	**104**	68	71	71	**76**
ZARA HOME	34	41	52	**62**	0	0	16	**26**
Total tiendas	**1.983**	**2.037**	**2.163**	**2.244**	**1.634**	**1.695**	**1.818**	**1.922**

Anexo III

Detalle de tiendas por cadenas y países al 31 de enero de 2005



	ZARA	Kiddy's	Pull and Bear	Massimo Dutti	Bershka		oysho	ZARA HOME	INDITEX
ESPAÑA	241	114	257	202	194	188	71	54	**1.321**
PORTUGAL	40	15	49	39	27	21	11	4	**206**
FRANCIA	83			7	11	1			**102**
BÉLGICA	17			16	6				**39**
HOLANDA	5			1	3			1	**10**
REINO UNIDO	33			6	1			1	**41**
ALEMANIA	33			3					**36**
SUECIA	2			3					**5**
NORUEGA				1					**1**
ANDORRA	1		1	1					**3**
AUSTRIA	6								**6**
DINAMARCA	4								**4**
LUXEMBURGO	2			1					**3**
ISLANDIA	1								**1**
IRLANDA	2		6						**8**
FINLANDIA	3								**3**
ITALIA	23			2	7		5		**37**
SUIZA	6			3	1				**10**
POLONIA	7								**7**
REP. CHECA	2								**2**
GRECIA	30		8	5	11		2	1	**57**
ESLOVENIA	2								**2**
ESLOVAQUIA			1						**1**
MALTA	1		4						**5**
CHIPRE	3		2	1	2	2			**10**
ISRAEL	13		12						**25**
LÍBANO	2		1	2	2				**7**
TURQUIA	11			1					**12**
KUWAIT	4		3	1		2	1		**11**
EAU	4		3	4	3	2			**16**
ARABIA SAUDÍ	13			5		7	1		**26**
BAHRAIN	1		1	1					**3**
QATAR	1		1	1		1			**4**
JORDANIA	1		1	1		2			**5**
CANADÁ	12								**12**
ESTADOS UNIDOS	14								**14**
PUERTO RICO	1								**1**
REP. DOMINICANA	1								**1**
MÉXICO	34		13	17	26		12	1	**103**
VENEZUELA	8		6	2	8		1		**25**
EL SALVADOR	1								**1**
BRASIL	13								**13**
ARGENTINA	5								**5**
CHILE	5								**5**
URUGUAY	2								**2**
JAPÓN	12								**12**
SINGAPUR	3								**3**
RUSIA	3		1						**4**
MALASIA	3								**3**
MARRUECOS	1					1			**2**
HONG KONG	1								**1**
ESTONIA	1								**1**
LETONIA	1								**1**
RUMANIA	1		1						**2**
HUNGRIA	2								**2**
LITUANIA	1								**1**
PANAMÁ	1								**1**
Total general	**723**	**129**	**371**	**326**	**302**	**227**	**104**	**62**	**2.244**

Anexo IV

EVOLUCIÓN FINANCIERA DE LOS ÚLTIMOS EJERCICIOS

Descripción		2004	2003	2002	2001	2000	1999	1998	1997	1996	TACC 04/96
Resultados:											
Ventas		5.670,4	4.598,9	3.974,0	3.249,8	2.614,7	2.035,1	1.614,7	1.217,4	1.008,5	24%
	Variación interanual	23%	16%	22%	24%	28%	26%	33%	21%		
EBITDA		1.239,7	873,5	868,1	704,5	521,5	410,4	325,7	253,6	202,1	25%
	Variación interanual	42%	1%	23%	35%	27%	26%	28%	25%		
EBIT		925,2	627,0	659,5	517,5	379,9	296,2	241,5	192,6	150,3	26%
	Variación interanual	48%	-5%	27%	36%	28%	23%	25%	28%		
Beneficio neto atribuido		628,1	446,5	438,1	340,4	259,2	204,7	153,1	117,4	72,7	31%
	Variación interanual	41%	2%	29%	31%	27%	34%	30%	61%		
Balance:											
Fondos propios		2.502,7	2.105,9	1.761,3	1.486,2	1.170,9	893,2	673,4	529,9	414,9	25%
	Variación interanual	19%	20%	19%	27%	31%	33%	27%	28%		
Total balance		4.209,2	3.510,4	3.013,8	2.588,6	2.107,6	1.772,9	1.326,3	977,2	820,3	23%
	Variación interanual	20%	16%	16%	23%	19%	34%	36%	19%		
Posición financiera neta		508,1	268,3	245,6	57,5	(50,6)	(149,9)	(93,0)	(38,3)	(105,8)	
Tiendas:											
Número de tiendas a final de ejercicio		2.244	1.922	1.558	1.284	1.080	922	748	622	541	
Aperturas netas		322	364	274	204	158	174	126	81	33	
Número de países con tiendas abiertas		56	48	44	39	33	30	21	14	10	
Otra información:											
% de ventas en tiendas internacionales		55%	54%	54%	54%	52%	49%	46%	42%	36%	
Variación de ventas en superficie comparable		9%	1%	11%	9%	9%	5%	11%	7%	4%	
ROE		27%	23%	27%	26%	25%	26%	25%	25%	20%	
ROCE		40%	32%	41%	39%	34%	33%	36%	35%	29%	
Número de empleados		47.046	39.760	32.535	26.724	24.004	18.200	15.576	10.891	8.412	

INDITEX

OTRAS COMUNICACIONES

- **El beneficio neto de Inditex creció en 2004 un 41%, hasta 628 millones de €**
- **La cifra de negocio alcanzó los 5.670 millones de €, un 23% más que en 2003**
- **El incremento de las ventas a tipos de cambio constantes se elevó el 25%**
- **Las ventas en superficie comparable crecieron un 9%**
- **Las inversiones superaron en 2004 los 740 millones de € y las previstas para 2005 se sitúan entre 700 y 800 millones de €**
- **El grupo abrió 322 nuevas tiendas durante el ejercicio 2004 y prevé entre 300 y 360 nuevas aperturas en 2005**
- **El grupo ha creado 7.286 nuevos empleos durante 2004 y contaba con una plantilla de 47.046 al cierre del ejercicio**
- **El Consejo propone un dividendo ordinario de 30 céntimos de € por acción y uno extraordinario de 18 céntimos de € por acción, hasta un total de 48 céntimos de € por acción, un 37% más que en el ejercicio anterior**

31 de marzo de 2005.- El beneficio neto del grupo Inditex en 2004 alcanzó los 628 millones de €, un 41% más que en el ejercicio 2003. La cifra de negocio se incrementó un 23% -un 25% con tipos de cambio constantes-, hasta 5.670 millones de €. El Consejo propondrá a la Junta General el pago de un dividendo ordinario de 30 céntimos de € por acción y uno extraordinario de 18 céntimos de € por acción, creciendo el dividendo total un 37% respecto al del anterior ejercicio.

El ejercicio 2004 se ha caracterizado por el crecimiento de las ventas y la mejora del margen bruto, que creció hasta representar el 53,5% de las ventas. Todas las cadenas han tenido un comportamiento satisfactorio, recuperando los niveles de rentabilidad históricos tras el complicado ejercicio vivido en 2003.

	2004	2003	
	Mill. €	Mill. €	04/03
Cifra de negocio	5.670,4	4.599,0	23%
EBITDA	1.239,7	873,5	42%
EBIT	925,2	627,0	48%
Beneficio neto	628,1	446,5	41%

Ejercicio comprendido entre 1 de febrero y 31 de enero del año siguiente. Datos en base consolidada.

Las ventas en superficie comparable crecieron un 9% respecto al anterior ejercicio. Dicho incremento se situó en el 10% en el segundo semestre del ejercicio.

En cuanto a la distribución de las ventas por formatos, aumentó ligeramente el peso de las producidas en las cadenas más jóvenes del Grupo, pasando del 30% en 2003 al 32,6% en 2004. Todas las cadenas registraron incrementos de las ventas. Las ventas generadas en tiendas fuera de España alcanzaron el 54,5% del total (frente al 53,9% en 2003); el continente europeo concentró el 82,8% de las ventas totales. En el caso de Zara, las ventas internacionales supusieron un 65,8% del total, 2,3 puntos más que en 2003. El conjunto de las ventas en tiendas franquiciadas se mantuvo en el 10%, el mismo porcentaje que en 2003.

A 31 de enero de 2005 el grupo Inditex contaba con 2.244 tiendas abiertas en 56 países, 322 más que un año antes, con un crecimiento de la superficie comercial del 19%. Durante el ejercicio se produjeron las primeras aperturas del grupo en Marruecos, Hong Kong, Estonia, Letonia, Hungría, Rumanía, Lituania y Panamá. La plantilla del grupo a 31 de enero de 2005 era de 47.046 personas, tras la creación durante 2004 de 7.286 nuevos empleos netos.

	Nº de tiendas a 31 de enero de 2005	**Aperturas en 2004**	**Aperturas previstas en 2005**
Zara	**723**	**97**	**100-110**
Kiddy's Class	**129**	**26**	**20-25**
Pull and Bear	**371**	**21**	**35-45**
Massimo Dutti	**326**	**29**	**30-40**
Bershka	**302**	**49**	**40-45**
Stradivarius	**227**	**36**	**25-30**
Oysho	**104**	**28**	**20-30**
Zara Home	**62**	**36**	**30-35**
TOTAL	**2.244**	**322**	**300-360**

Durante 2004 la inversión ha ascendido a 741,7 millones de €. Las inversiones previstas para el ejercicio 2005 se sitúan en un rango entre 700 y 800 millones de €, que se destinarán en su mayor parte a la apertura de nuevas tiendas –entre 300 y 360- y a la reforma de tiendas existentes. En la cifra de inversión de 2004 se encuentra incluida la destinada a elevar la participación de Inditex en sus filiales de Italia y Japón, así como a la adquisición de la franquicia de Massimo Dutti en México.

Durante las ocho semanas transcurridas desde el inicio del ejercicio 2005, el crecimiento de las ventas se mantiene en línea con las expectativas de Inditex.

Para más información:
Inditex - Comunicación Corporativa
+34 981 185 400
comunicacion@inditex.com
www.inditex.com

Grupo Inditex

Cuenta de resultados del ejercicio de 2004

Datos en millones de euros

	Ejercicio 2004	Ejercicio 2003	Var % 04/03
Cifra de negocios	5.670,4	4.598,9	23%
Coste de ventas	(2.636,2)	(2.293,0)	
Margen bruto	**3.034,2**	**2.306,0**	**32%**
Margen Bruto porcentual	*53,5%*	*50,1%*	
Gastos operativos	(1.794,5)	(1.432,5)	25%
Cash flow de explotación (EBITDA)	**1.239,7**	**873,5**	**42%**
Margen EBITDA	*21,9%*	*19,0%*	
Amortizaciones	(276,4)	(221,2)	25%
Amortización fondo de comercio	(12,9)	(9,4)	
Provisiones	(25,2)	(15,9)	
Resultado de operaciones (EBIT)	**925,2**	**627,0**	**48%**
Margen EBIT	*16,3%*	*13,6%*	
Resultado financiero neto	(22,5)	(7,9)	
Resultado ordinario	**902,7**	**619,1**	**46%**
Margen Ordinario	*15,9%*	*13,5%*	
Resultados extraordinarios	(16,5)	(5,7)	
Beneficio antes de impuestos	**886,2**	**613,4**	**44%**
Margen antes de impuestos	*15,6%*	*13,3%*	
Impuestos	(248,0)	(164,8)	
Beneficio consolidado	**638,2**	**448,6**	**42%**
	11,3%	*9,8%*	
Resultado atribuido a la minoría	(10,1)	(2,2)	
Beneficio atribuido a la sociedad dominante	**628,1**	**446,5**	**41%**
Margen Neto	*11,1%*	*9,7%*	
Beneficio por acción, céntimos de € (*)	**101**	**72**	**41%**

(*) Calculado sobre 623.330.400 acciones

Grupo Inditex

Balance de situación consolidado al 31 de enero de 2005

Datos en millones de euros

	31 enero 2005	31 enero 2004
ACTIVO		
Inmovilizado neto (*)	2.507,2	2.118,3
Fondo de comercio	98,5	53,3
Gastos a distribuir en varios ejercicios	21,5	17,9
Total activo fijo	**2.627,1**	**2.189,4**
Existencias	514,0	486,4
Deudores	282,5	328,9
Inversiones fin. temporales y tesorería	773,3	496,4
Ajustes por periodificación	12,3	9,3
Total activo circulante	**1.582,0**	**1.320,9**
TOTAL ACTIVO	**4.209,2**	**3.510,4**
PASIVO		
Fondos propios	**2.502,7**	**2.105,9**
Minoritarios, ingresos a distribuir y provisiones	144,0	80,0
Deuda financiera a largo plazo	107,3	156,6
Otras deudas a largo plazo	86,3	75,2
Pasivo largo plazo	**337,6**	**311,7**
Deuda financiera a corto plazo	160,7	81,5
Acreedores comerciales y no comerciales	1.208,1	1.011,2
Pasivo a corto plazo	**1.368,9**	**1.092,7**
TOTAL PASIVO	**4.209,2**	**3.510,4**

(*) Incluye autocartera por 0,45 millones de euros

INDITEX

FY2004 Results Presentation

31 March 2005

DISCLAIMER

This document is of a purely informative nature and does not constitute an offer to sell, exchange or buy, or the solicitation of an offer to buy, securities issued by any of the companies mentioned herein.

This document contains forward-looking statements. All statements other than statements of historical fact included herein, including, without limitation, those regarding our financial position, business strategy, management plans and objectives for future operations are forward-looking statements. Any such forward-looking statements are subject to risk and uncertainty and thus could differ materially from actual results.

Some of these risks include, amongst others, ongoing competitive pressure in the sector, consumer tastes and spending trends, economic, political, regulatory and trade conditions in the markets where the Inditex Group is present or in the countries where the Group's products are manufactured or distributed.

The risks and uncertainties that could affect the forward-looking statements are difficult to predict. The company assumes no obligation to publicly revise or update its forward-looking statements in the case of unexpected changes, events or circumstances that could affect them. Given the uncertainties of forward-looking statements, we caution readers not to place undue reliance on these statements.

For a discussion of these and other factors that may affect forward looking statements and the Inditex Group's business, financial conditions and results of operations, see the documents and information communicated by the company to the Comisión Nacional del Mercado de Valores *(the Spanish Securities Commission)*.

The contents of this disclaimer should be taken into account by all persons or entities.

INDEX

FY2004 Results:

- Overview
- Financial summary
- Concepts

Outlook:

- Strategic overview
- FY2005

INDITEX

José María Castellano

Deputy Chairman & CEO

FY2004:

Highlights

- Satisfactory sales growth
- Gross margin improvement
- Consistent performance in all concepts
- Back to historical returns
- Strong cash generation and reinvestment in the business

FY2004:

<u>Summary:</u>

- Sales growth +23%
- LFL sales growth +9% and 322 net store openings
- Gross margin 53.5%
- Net income growth +41%, EPS of €101 cents
- RoCE 40%

FY2004: Overview

Like-for-like sales growth

9%

1%



FY2004 FY2003

- Recovery after weak 2H03
- 2 year CAGR in line with long term targets

Performance per concept


% Growth 04/03
Sales
EBIT
19%
36%
35%
21%
32%
198%
24%
25%
31%
44%
49%
784%
59%
633%
279%
169%
23%
48%
Zara
KC
P&B
MD
BSK
STV
OYS
ZH
ITX

- **Satisfactory performance in all concepts**
- **Turnaround in P&B and Stradivarius**

Geographic breakdown of store sales

FY2004


Asia &
RoW
6.7%
Americas
10.5%
Spain
45.5%
Rest of
Europe
37.3%

FY2003


Asia &
RoW
6.7%
Americas
11.7%
Spain
46.1%
Rest of Europe
35.5%

(1) Store sales: Includes sales in OMS and franchises

INDITEX

Borja De La Cierva

CFO

Financial summary

Highlights

million €	2004	2003	% 04/03
Net Sales	**5,670**	**4,599**	**23%**
Gross Margin	**3,034**	**2,306**	**32%**
% margin	*53.5%*	*50.1%*	
EBITDA	**1,240**	**874**	**42%**
EBITDA margin	*21.9%*	*19.0%*	
EBIT	**925**	**627**	**48%**
EBIT margin	*16.3%*	*13.6%*	
Net income	**628**	**447**	**41%**
EPS (€ cents)	101	72	

CAGR

	2 Year CAGR
Net Sales	+19%
LFL	+5%
EBIT	+18%
Net income	+20%

In line with long term targets

Sales growth

	H1	H2	FY2004
Space contribution	+15%	+16%	+16%
LFL	+8%	+10%	+9%
Currency impact	(2%)	(2%)	(2%)
Sales growth	+22%	+25%	+23%

Selling area

	FYE2004	yoy
Total space (m^2)	1,175,070	+19%
Average new store size (Zara) (m^2)	1,289	+18%
Space contribution	+16%	


•Bigger size of new stores
•Ramp-up of new openings
Initial lower sales density, as expected

Like-for-like growth

INDITEX



10%
9%
8%
7%
(2%)
1%
1H04
1H03
2H04
2H03
FY04
FY03

Gross margin

(basis points)	H1	H2	FY04
Currency impact	90	120	110
Inventory mgmt . & product mix	115	314	227
	205	**433**	**337**

- **Price increases in some Latin American countries**
- **Lower currency impact**
- **Higher mark-ups**
- **Better inventory management**
- **Lower weight of sales period in both seasons**

Operating expenses


Operating expenses on sales
31,65%
31,15%
FY2004
FY2003

Cost of new and immature space

Non-cash expenses

(€ million)	FY04	yoy
Fixed assets depreciation	276.4	+25%
Goodwill amortisation	12.9	+37%
Provisions	25.2	+58%
Extraordinary loss	16.5	+189%
Minorities	10.1	+363%
Total non-cash expenses	341.1	

Financial results

(€ million)	FY04	Q4 04
Interest charges	(1.2)	1.3
Inflationary countries Fin Exp restatement	(3.9)	(2.6)
Net financial expenses	**(5.1)**	**(1.3)**
Venezuela	(6.5)	-
Other (€/USD)	(10.6)	(4.3)
FX losses	**(17.1)**	**(4.3)**
Other (equity method)	**(0.4)**	**(0.4)**
Net financial results	**(22.5)**	**(6.0)**

Tax charge

	FY04	FY03
Corporate income tax	248	165
Tax rate	28%	27%

Working capital

(€ million)	FY04	FY03	yoy
Inventory	514	486	6%
Receivables	283	329	(14%)
Payables	(1,208)	(1,011)	20%
Accruals	12	9	
Operating working capital	(399)	(187)	

Operating working capital financing

INDITEX



(€ million)
450
300
150
0
171
238
187
399
FY2001
FY2002
FY2003
FY2004

Cash Flow

(€ million)	FY04	FY03	yoy
Funds from operations	1,015	722	41%
Cash from operations	1,228	726	69%
CAPEX	742	628	18%
Free Cash Flow	487	98	404%

FY2004 CAPEX includes non-recurrent items

- Increasing stakes in Zara Japan and Zara Italy, and acquisition of Massimo Dutti franchised operations in Mexico: €77 million
- Financial investments: €36 million

Financial position

NET FINANCIAL POSITION


MILLION EURO
600
500
400
300
200
100
0
(100)
245,6
143,1
73,5
70,8
268,3
130,3
(8,6)
198,8
508,1
Q4 02
Q103
Q2 03
Q3 03
Q4 03
Q104
Q2 04
Q3 04
Q4 04

ROE and ROCE


ROE
25%
26%
27%
23%
27%
2000
2001
2002
2003
2004


ROCE
34%
39%
41%
32%
40%
2000
2001
2002
2003
2004

IFRS Transition

- Expected impact in P&L account and balance sheet limited
- Cash flow neutral
- IFRS Briefing May 12
- Release of FY04 Results under IFRS and a detailed conciliation of the differences with Spanish GAAP

INDITEX

Marcos López

Capital Markets Director

Inditex concepts

Zara

million €

	FY04	% 04/03
Sales	3,819.6	19%
EBIT [1]	647.8	35%
EBIT margin	17.0%	+217 bp
Stores	723	+97
ROCE	38%	+5%

- **66% International sales**
- **Currency impact**
- **Ramp-up of new stores**

(1) Before goodwill amortisation

Kiddy's Class

million €

	FY04	% 04/03
Sales	120.6	35%
EBIT	21.7	21%
EBIT margin	18.0%	(204 bp)
Stores	129	+26
ROCE	61%	(19%)

- **Higher expansion rate**
- **Normalized returns**

Pull & Bear

million €

	FY04	% 04/03
Sales	378.9	32%
EBIT	56.2	198%
EBIT margin	14.8%	+829 bp
Stores	371	+21
ROCE	44%	+28%

- **Turnaround after 2003**
- **Sourcing changes in 2004: flexibility**
- **Lower expansion rate in FY04**

Massimo Dutti

million €

	FY04	% 04/03
Sales	481.3	24%
EBIT	75.1	32%
EBIT margin	15.6%	+14 bp
Stores	326	+29
ROCE	50%	(6%)

- Outperformed
- Entering in larger European markets

Bershka

million €

	FY04	% 04/03
Sales	516.0	31%
EBIT	32.5	44%
EBIT margin	16.0%	+149 pb
Stores	302	+49
ROCE	52%	+6%

- **Outperformed**
- **Entering in larger European markets**

Stradivarius

million €

	FY04	% 04/03
Sales	241.9	49%
EBIT[1]	38.9	784%
EBIT margin	16.1%	1,336 bp
Stores	227	+36
ROCE	43%	+38%

- Turnaround after 2003
- Changes in business model
- Further improvements expected for FY05

(1) Before goodwill amortisation

Oysho

million €

	FY04	% 04/03
Sales	71.7	59%
EBIT	15.6	633%
EBIT margin	21.8%	1,709 bp
Stores	104	+28
ROCE	52%	+45%

- **Outperformed**
- **Focussed on target market**

Zara Home

million €

	FY04	% 04/03
Sales	40.4	305%
EBIT	0.3	n.a.
EBIT margin	0.8%	531 pb
Stores	62	+36
ROCE	2%	n.a.

- **Break-even**
- **In-line with expectations**
- **Still in launch phase**

Breakdown of store sales by concept


FY04
STRADIVARIUS 4,3%
OYSHO 1,3%
ZARA HOME 0,7%
BERSHKA 9,1%
MASSIMO DUTTI 8,5%
PULL & BEAR 6,7%
KIDDY'S CLASS 2,1%
ZARA 67,4%
FY03
STRADIVARIUS 3,5%
OYSHO 1,0%
ZARA HOME 0,2%
BERSHKA 8,6%
MASSIMO DUTTI 8,5%
PULL & BEAR 6,3%
KIDDY'S CLASS 1,9%
ZARA 70,0%

Incremental growth by new concepts

INDITEX



6.000
3.000
0
3.820
1.851
1.603,4
431,7
2004
1999
Non Zara concepts
ZARA

New concepts: Inditex size 5 years ago

EBIT[1] margins by concept


17.0%
18.0%
14.8%
15.6%
16.0%
16.1%
21.8%
0.8%
16.5%
Zara
KC
P&B
MD
BSK
STV
OYS
ZH
Inditex

(1) Before goodwill amortisation

ROCE by concept


38%
61%
44%
50%
52%
43%
52%
2%
40%
ZARA(1)
KC
P&B
MD
BSK
STV (1)
OYS
ZH
Inditex

(1) Before goodwill amortisation

International Expansion (% new openings 04)

INDITEX


International
International Growth
Zara
80%
MD
50%
BSK
50%
Reinforce Domestic
Market share
P&B
25%
Oysho
25%
STV
10%
KC
10%
Z Home
5%
Domestic

INDITEX

José María Castellano

Deputy Chairman & CEO

Outlook

Growth prospects

- Organic Growth
- 2009: Current Stores x 1.7
- Expansion focus: Europe ex–Spain, to remain an 80% European group
- Strengthening of the management team

Strategic priorities

- Focus international expansion in Europe
- Optimise performance in core markets
- Reinforce flexibility of the business model
- Resources to achieve the tasks

Core markets

Optimise performance:

- Ensure LFL sales growth meet cost growth in core markets
- Continue expansion of younger formats
- Selective in new malls

International expansion focused in Europe

INDITEX

Sales Breakdown %

	2004	2009 (e)
Other	21	24
France, Italy, UK and Germany	17	23
Portugal, Greece, Mexico	16	14
Spain	46	39



80% Europe



80% Europe

Priorities by concept 2005-2009



"Core" markets
R. of Europe
Rest of the World
ZARA
Massimo Dutti
Bershka
Pull and Bear
oysho
Kiddy's Class
ZARA HOME

Reinforce flexibility of the business model

Sourcing by area in FY04


Rest of World
4%
Asia
27%
Proximity
(Spain, Port,
Mor, EU)
52%
Rest of
Europe
18%

Strengthening of the Management Team

- Reinforce management team to scale the business
- Mr. Ortega Chairman, Mr. Castellano Deputy Chairman
- Ensure smooth transition for the new CEO, to be appointed over 2005
- Appointment of several managing director positions

FY2005: CAPEX

- **Expected CAPEX 700 - 800 MM €**
- **Store opening plan:**

	Range		% Int'l openings
ZARA	100	110	85%
KIDDY'S CLASS	20	25	10%
PULL & BEAR	35	45	40%
MASSIMO DUTTI	30	40	55%
BERSHKA	40	45	60%
STRADIVARIUS	25	30	30%
OYSHO	20	30	40%
ZARA HOME	30	35	30%
total net openings	**300**	**360**	

FY2005: Outlook

- 300 / 360 store openings
- +15% / +20% space growth
- Best estimate for Gross Margin in 2005 at 2004 levels (53.5%)

- During the eight weeks since the beginning of the 2005 Spring-Summer season, sales growth is according to the Group's expectations.

Dividend proposal

- Dividend proposal to AGM
  - Ordinary €30 cents per share
  - Bonus €18 cents per share
  - Total €48 cents per share
- 299 MM € back to shareholders

37% increase in shareholder remuneration

INDITEX

Q & A

31 March 2005

FILE Nº 82-5185

Documents:

"COMUNICACIÓN DE HECHO RELEVANTE EN RELACIÓN CON LA DIMISIÓN DE UN MIEMBRO DEL CONSEJO DE ADMINISTRACION DE INDUSTRIA DE DISEÑO TEXTIL, S.A. "

Description:

This document has been filed with the Spanish Exchange Commission ("Comisión Nacional del Mercado de Valores") in compliance with the Spanish legal requirements regarding the filing of any changes occurring in the composition of the Board of Directors. This resignation was effective as of 11 February 2005.

Antonio Abril Abadín
Consejero Secretario General

INDITEX

COMUNICACIÓN DE HECHO RELEVANTE

INDUSTRIA DE DISEÑO TEXTIL, S.A. (INDITEX, S.A.), de conformidad con lo establecido en el articulo 82 de la Ley del Mercado de Valores, procede por medio del presente escrito a comunicar el siguiente:

HECHO RELEVANTE

El Consejo de Administración de INDITEX, en su reunión celebrada en el día de hoy, ha acordado aceptar la dimisión presentada por D. Juan Carlos Rodríguez Cebrián como Director General y vocal del Consejo de Administración de Industria de Diseño Textil, S.A. (INDITEX, S.A.). El Consejo de Administración ha hecho constar en acta el reconocimiento a D. Juan Carlos Rodríguez Cebrián por su importante contribución a la trayectoria de INDITEX durante casi tres décadas y por su dedicación en el desempeño de su labor como miembro del Consejo de Administración.

En Arteixo (A Coruña), a 11 de febrero de 2005



Antonio Abril Abadín
Consejero Secretario General

FILE Nº 82-5185

Documents:

"COMUNICACIÓN DE HECHO RELEVANTE EN RELACIÓN CON EL NOMBRAMIENTO POR CO-OPTACIÓN DE NUEVO MIEMBRO DEL CONSEJO DE ADMINISTRACION DE INDUSTRIA DE DISEÑO TEXTIL, S.A."

Description:

This document has been filed with the Spanish Exchange Commission ("Comisión Nacional del Mercado de Valores") in compliance with the Spanish legal requirements regarding the filing of any changes occurring in the composition of the Board of Directors. This appointment was passed by the Board of Directors in its last meeting.



FILE Nº 82-5185

Documents:

"COMUNICACIÓN DE HECHO RELEVANTE EN RELACIÓN CON EL NOMBRAMIENTO POR CO-OPTACIÓN DE NUEVO MIEMBRO DEL CONSEJO DE ADMINISTRACION DE INDUSTRIA DE DISEÑO TEXTIL, S.A."

Description:

This document has been filed with the Spanish Exchange Commission ("Comisión Nacional del Mercado de Valores") in compliance with the Spanish legal requirements regarding the filing of any changes occurring in the composition of the Board of Directors. This appointment was passed by the Board of Directors in its last meeting.

FILE Nº 82-5185

Antonio Abril Abadín
Consejero Secretario General

INDITEX

COMUNICACIÓN DE HECHO RELEVANTE

INDUSTRIA DE DISEÑO TEXTIL, S.A. (INDITEX, S.A.), de conformidad con lo establecido en el articulo 82 de la Ley 24/1988, de 28 de julio, del Mercado de Valores, procede por medio del presente escrito a comunicar el siguiente:

HECHO RELEVANTE

El Consejo de Administración de INDITEX, S.A. ha adoptado, entre otros, el acuerdo de designar por cooptación, previo informe de la Comisión de Nombramientos y Retribuciones, a D. José Luis Vázquez Mariño como vocal del Consejo de Administración. El Sr. Vázquez Mariño (A Coruña, 1944), que se incorpora al Consejo de Administración en calidad de consejero independiente, es profesor mercantil, licenciado en Ciencias Económicas y Empresariales y censor jurado de cuentas, habiendo desarrollado su carrera profesional en Arthur Andersen, donde ocupó las direcciones Financiera y de Recursos Humanos a nivel mundial y ha sido socio-director para América Latina. En la actualidad, es miembro de los Consejos de Administración del Banco Pastor y de la Corporación Voz de Galicia.

En Arteixo (A Coruña), a 31 de marzo de 2005.



Antonio Abril Abadín
Consejero Secretario General